



PARALLEL
PETROLEUM CORPORATION



2002 Annual Report

Table of Contents








Parallel Petroleum

Salutes Hometown Heroes:
Midlanders who Lead and Serve

President George W. and First Lady Laura Bush
43rd President and First Lady of the United States of America

Secretary Don Evans
Secretary of Commerce of the United States of America

General Tommy Franks
Commanding General United States Central Command

The Honorable Tom Craddick
Speaker of the House of Representatives for State of Texas

Spc. Chris Meise
101st Airborne Division – HHC 2D Brigade – 1st Battalion – 502 Infantry Regiment
Son of Parallel Petroleum Senior Engineer Kerry Meise and his wife Donna

The flag above, "America the Beautiful", is from a series of paintings by actress Linda Hart, which were donated to the Police and Fire Stations of New York City in September 2001.

Five Year Highlights

Year ended December 31,	1998	1999	2000	2001	2002
Financial Data (000's)					
Oil sales	$ 2,316	$ 2,836	$ 4,770	$ 3,429	$ 3,217
Gas sales	6,686	6,138	12,365	14,411	8,890
Total revenues	$ 9,002	$ 8,974	$ 17,135	$ 17,840	$ 12,107
Total operating expenses	$ 24,057	$ 10,174	$ 9,530	$ 28,405	$ 11,250
Net income (loss)	$(12,996)	$ (2,450)	$ 5,977	$ (4,708)	$ 18,701
Weighted average shares outstanding-basic	18,301	18,549	20,332	20,458	20,680
Working capital[1]	$ 129	$ 3,531	$ 3,564	$ 1,838	$ 12,665
Total assets	$ 46,565	$ 43,264	$ 46,456	$ 41,760	$ 102,351
Long-term debt[2]	$ 18,036	$ 15,966	$ 12,428	$ 12,000	$ 49,750
Stockholders' equity	$ 25,725	$ 25,800	$ 31,168	$ 26,338	$ 45,500
Operations					
Production					
Oil (Bbl)	185,474	163,696	165,137	138,243	130,810
Gas (Mmcf)	3,275	2,709	2,822	3,266	2,670
Bbl equivalent	731,454	615,115	635,440	682,635	578,807
Mmcf equivalent	4,388	3,691	3,813	4,096	3,455
Average sales prices					
Oil (Bbl)	$ 12.49	$ 17.32	$ 28.88	$ 24.80	$ 24.59
Gas (Mcf)	$ 2.04	$ 2.27	$ 4.38	$ 4.41	$ 3.33
Bbl equivalent	$ 12.31	$ 14.59	$ 26.96	$ 26.13	$ 21.03
Per EBO					
Average production costs	$ 3.33	$ 3.83	$ 4.88	$ 5.74	$ 5.00
Operating margin	$ 8.98	$ 10.76	$ 22.08	$ 20.39	$ 16.03
Depletion	$ 8.07	$ 8.30	$ 8.18	$ 9.13	$ 10.52
Reserves					
Oil (Mbbls)	1,724	1,008	974	916	10,271
Gas (Mmcf)	26,021	17,284	15,686	13,947	15,633
Bbl equivalent	6,061	3,889	3,588	3,241	12,877
Bcf equivalent	36,365	23,332	21,530	19,443	77,259
SEC @10% pretax present value (000's)	$ 26,823	$ 25,499	$ 90,950	$ 17,075	$ 122,934
Year-end pricing					
Oil ($/Bbl)	$ 10.50	$ 24.75	$ 25.09	$ 18.98	$ 29.21
Gas ($/Mcf)	$ 2.00	$ 2.20	$ 10.18	$ 2.72	$ 4.40

[1] Excludes current maturities of long-term debt
[2] Includes current maturities

PARALLEL

LETTER TO STOCKHOLDERS

Dear Fellow Shareholders:

2002 was an exceptional year for Parallel Petroleum Corporation. Momentum began building when we sold our First Permian, L.P. assets, realizing a $31 million net gain, and we changed our business plan. For the prior ten years, we were primarily an exploration company focusing on 3-D seismic, trying to make a major oil or gas discovery that would increase our stockholders' value immediately. Our business plan changed because of the risk associated with being solely an exploration company and its related boom and bust cycle. Over the last ten years, exploratory reserve targets have become smaller, deeper and more expensive, as confirmed by the industry's average finding cost last year of approximately $10 per domestic barrel of oil equivalent (6 Mcf = 1 BOE). Today, our primary focus is the acquisition and enhancement of producing oil and gas assets. We are seeing a larger number of quality properties coming to market, primarily because companies are reorganizing, refocusing and pruning their portfolios in the United States. To a lesser extent, we will continue to drill lower risk exploratory oil and gas prospects associated with 3-D seismic. We believe this business plan will increase stockholders' value consistently over time, because our production, cash flow and earnings will be more predictable.

2002 was the best year in our Company's history. In March, we acquired the Diamond M Oil Project in the Permian Basin of West Texas through a work-to-earn agreement. In April, we sold our First Permian assets and realized a $31 million net gain. In June, we added to our staff six of the people who were involved in the First Permian acquisition, enhancement and subsequent sale. During the second and third quarters, we participated in drilling and completing two excellent gas wells in Liberty County of East Texas utilizing 3-D seismic. In December, we assumed operations of the Diamond M Project, and we closed our $46 million Fullerton acquisition of long-life, shallow oil properties located in the Permian Basin of West Texas. These assets were acquired for approximately $5 per barrel of oil equivalent, and in our opinion these properties have a lot of high quality, inexpensive, upside potential with enhancement opportunities that have a higher probability of success than drilling exploratory wells. At year end, oil and gas reserves were at an all time high of approximately 13 million BOE with a PV-10% value of $123 million, working capital was approximately $13 million, long-term debt was less than $50 million, and stockholders' equity was $45.5 million, or greater than $2.00 per share. Production during the fourth quarter reached 2,000 BOE per day. What an exciting year!

Where are we today? First quarter 2003 production averaged approximately 3,100 BOE per day, up greater than 50% compared to the fourth quarter of 2002. Cash flow for the first quarter of 2003 is expected to be approximately $5.5 million due to increased production and prices. We plan to invest $12 million of our 2003 operating cash flow in a balanced portfolio of lower risk opportunities in 5 primary projects. The majority of our operations will be associated with existing, cased, well bore holes primarily in the Permian Basin of West Texas and new gas wells to be drilled in East Texas and onshore Gulf Coast of South Texas. We expect to add reserves at less than $4 per recoverable barrel of oil equivalent and less than $5,000 per BOE of daily production. Our goal is to exit the fourth quarter of 2003 at a daily production rate of 4,000 BOE per day, up 30% compared to 3,100 BOE per day in the first quarter of 2003.

Our new business plan is strategic, opportunistic, proactive, detail oriented, and flexible. We are excited about the future of our Company and expect our staff's ideas and hard work to continue to generate increased shareholder value.

Sincerely,



Thomas R. Cambridge
Chairman of the Board





Larry C. Oldham
President

April 15, 2003



Selected Financial Data

In the table below, we provide you with selected historical financial data. We have prepared this information using the audited financial statements of Parallel for the five-year period ended December 31, 2002. It is important that you read this data along with our financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected financial data provided are not necessarily indicative of our future results of operations or financial performance.

	Year Ended December 31,				
	2002[1]	2001[2]	2000	1999[3]	1998[4]
Operating revenues	**$ 12,106,568**	$ 17,840,024	$ 17,134,502	$ 8,974,041	$ 9,001,582
Operating expenses	**$ 11,250,458**	$ 28,405,212	$ 9,530,266	$ 10,173,995	$ 24,056,923
Net income (loss)	**$ 18,701,448**	$ (4,707,575)	$ 5,977,328	$ (2,450,457)	$ (12,995,910)
Cumulative preferred stock dividend	**$ (584,700)**	$ (584,700)	$ (584,700)	$ (584,700)	$ (276,712)
Net income (loss) available to common stockholders	**$ 18,116,748**	$ (5,292,275)	$ 5,392,628	$ (3,035,157)	$ (13,272,622)
Net income (loss) per common share					
Basic	**$ 0.88**	$ (0.26)	$ 0.26	$ (0.16)	$ (0.73)
Diluted	**$ 0.79**	$ (0.26)	$ 0.25	$ (0.16)	$ (0.73)
Cash dividends - common stock	**-**	-	-	-	-
Weighted average common stock and common stock equivalents outstanding					
Basic	**20,698,339**	20,457,697	20,331,858	18,549,214	18,300,998
Diluted	**23,567,210**	20,457,697	23,465,492	18,549,214	18,300,998
Present value of proved oil and gas reserves discounted at 10% (before estimated federal income taxes)	**$ 122,934,316**	$ 17,074,502	$ 90,950,591	$ 25,498,996	$ 26,822,980
Working capital	**$ 8,539,383**	$ (586,841)	$ 2,760,837	$ (71,647)	$ 128,813
Total assets	**$ 102,351,331**	$ 41,759,903	$ 46,456,437	$ 43,264,070	$ 46,564,782
Total liabilities	**$ 56,851,187**	$ 15,446,370	$ 15,288,069	$ 17,463,967	$ 20,839,642
Long-term debt, less current maturities	**$ 45,604,167**	$ 9,600,000	$ 11,624,000	$ 12,300,000	$ 18,035,889
Total stockholders' equity	**$ 45,500,144**	$ 26,313,533	$ 31,168,368	$ 25,800,103	$ 25,725,140

(1) Results include a $31,044,452 gain attributable to equity in income of First Permian, L.P. See Note 16 to the Financial Statements. Results also include noncash charges of $717,034 on the sale of Energen stock, $508,721 for the change in fair value of derivatives and $439,574 for the change in fair market value of our crude oil swaps.

(2) Results include noncash charges of $2,177,128 in the fiscal quarter ended September 30, 2001 and $14,642,685 in the fourth quarter ended December 31, 2001, in each case related to the impairment of oil and gas properties incurred in 2001 and primarily a result of a decrease in year-end reserves and lower oil and gas prices.

(3) Results include a non-cash charge of $1,705,000 related to the impairment of oil and gas properties incurred in the fourth quarter of 1999, primarily a result of a decrease in year-end reserves.

(4) Results include a non-cash charge of $14,757,028 related to the impairment of oil and gas properties incurred in the fourth quarter of 1998, primarily a result of low oil and gas prices at year-end.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist you in understanding our financial position and results of operations for each year in the three-year period ended December 31, 2002. You should read the following discussion and analysis in conjunction with our financial statements and the related notes.

The following discussion contains forward-looking statements. For a description of limitations inherent in forward-looking statements, see "Forward-Looking Statement" on page 21.

General

Since 1992, our primary focus has been exploratory drilling using 3-D seismic technology. However, as we described on page 3 of the 10-K for year ended December 31, 2002, we revised our business plan last year. Generally, our revised business plan places less emphasis on high risk exploration efforts. We now emphasize reducing drilling risks by dedicating a smaller portion of our capital to high risk projects, while reserving the majority of our available capital for exploitation, enhancement and development drilling opportunities. Obtaining positions in long-lived oil and gas reserves is given priority over properties that might provide more cash flow in the early years of production, but which have shorter reserve lives. Our risk reduction efforts also include emphasizing acquisition possibilities over high risk exploration projects. Although we anticipate participating in exploratory drilling activities in the future, reducing financial, reservoir, drilling and geological risks and diversifying our property portfolio are important criteria in the execution of our business plan.

In summary, our current business plan:

- focuses on projects having less geological risk;
- entails less exploratory activity in the down dip Wilcox trend of our South Texas properties;
- emphasizes exploitation and enhancement activities;
- focuses on acquiring producing properties; and
- expands the scope of operations by diversifying our exploratory and development efforts, both in and outside of our current areas of operation.

Operating Performance

Our operating performance is influenced by several factors, the most significant of which are the prices we receive for our oil and gas production volumes. The world price for oil has an overall influence on the prices that we receive for our oil production. The prices received for different grades of oil are based upon the world price for oil, which is then adjusted based upon the particular grade. Typically, light oil is sold at a premium, while heavy grades of crude are discounted. Gas prices we receive are influenced by:

- seasonal demand;
- weather;
- hurricane conditions in the Gulf of Mexico;
- availability of pipeline transportation to end users;
- proximity of our wells to major transportation pipeline infrastructures; and
- to a lesser extent, world oil prices.

Additional factors influencing our overall operating performance include:

- production expenses;
- overhead requirements; and
- costs of capital.

Our oil and gas exploration, development and acquisition activities require substantial and continuing capital expenditures. Historically, the sources of financing to fund our capital expenditures have included:

- cash flow from operations;
- sales of our equity securities; and
- bank borrowings.

Depletion per EBO in 2002 was $10.52 versus $9.13 in 2001 and $8.18 in 2000. The increase per EBO in 2002 was a result of an increase of approximately $4.0 million in the net oil and gas properties depletable base.

Our oil and gas producing activities are accounted for using the full cost method of accounting. Under this accounting method, we capitalize all costs incurred in connection with the acquisition of oil and gas properties and the exploration for and development of oil and gas reserves. See Note 1 to the Financial Statements (Summary of Significant Accounting Policies, page 27). These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling productive and non-productive wells, and overhead expenses directly related to land acquisition and exploration and development activities. Proceeds from the disposition of oil and gas properties are accounted for as a reduction in capitalized costs, with no gain or loss recognized unless a disposition involves a material change in reserves, in which case the gain or loss is recognized.

Depletion of the capitalized costs of oil and gas properties, including estimated future development costs, is provided using the equivalent unit-of-production method based upon estimates of proved oil and gas reserves and production, which are converted to a common unit of measure based upon their relative energy content. Unproved oil and gas properties are not amortized, but are individually assessed for impairment. The cost of any impaired property is transferred to the balance of oil and gas properties being depleted.

Results of Operations

Our business activities are characterized by frequent, and sometimes significant, changes in our:

- reserve base;
- sources of production;
- product mix (gas versus oil volumes); and
- the prices we receive for our oil and gas production.

Year-to-year or other periodic comparisons of the results of our operations can be difficult and may not fully and accurately describe our condition. The following table shows selected operating data for each of the three years ended December 31, 2002.

	Year Ended December 31,		
	2002	2001[(1)]	2000
Production and Prices			
Oil (Bbls)	130,810	138,243	165,137
Natural Gas (Mcf)	2,669,983	3,266,350	2,821,815
Equivalent Barrels of Oil (EBO)	575,807	682,635	635,440
Oil Price (per Bbl)	$ 24.59	$ 24.80	$ 28.88
Gas Price (per Mcf)	$ 3.33	$ 4.41	$ 4.38
Ratio of oil to gas price	7.38/1	5.62/1	6.59/1
Increase (decrease) in production volumes over prior years	(16%)	7%	3%
Results in Operations per EBO:			
Oil and gas revenues	$ 21.03	$ 26.13	$ 26.96
Costs and expenses:			
Production costs	5.00	5.74	4.88
General and administrative	3.74	1.97	1.88
Depreciation, depletion and amortization	10.80	9.26	8.25
Impairment of oil and gas properties	-	24.64	-
Total costs and expenses	$ 19.54	$ 41.61	$ 15.01
Operating income (loss)	$ 1.49	$ (15.48)	$ 11.95
Equity interest in earnings (loss) of First Permian, L.P.	53.91	1.23	(0.79)
Incentive awards	(2.40)	-	-
Loss on marketable securities	(1.25)	-	-
Change in fair value derivatives	(1.64)	-	-
Interest and other income	0.16	0.35	0.55
Dividend income	0.64	-	-
Interest expense	(1.04)	(1.17)	(2.11)
Other expense	(0.58)	(0.79)	(0.01)
Pretax income (loss) per EBO	$ 49.29	$ (15.86)	$ 9.59

(1) Results include noncash charges of $2,177,128 and $14,642,685 during the third and fourth quarters, respectively, related to the impairment of oil and gas properties incurred in 2001, primarily a result of a decrease in year-end reserves and lower oil and gas prices.

The following table shows the percentage of total revenues represented by each item reflected on our statements of income (loss) for the periods indicated.

	Twelve Months Ended December 31,		
	2002	2001[1]	2000
Oil and gas revenues	100.0%	100.0 %	100.0%
Cost and expenses:			
Production costs	23.8	21.9	18.1
General and administrative	17.8	7.5	6.9
Depreciation, depletion and amortization	51.4	35.4	30.6
Impairment of oil and gas properties	-	94.3	-
Total costs and expenses	93.0	159.1	55.6
Operating income (loss)	7.0	(59.1)	44.4
Interest and other income	0.7	1.3	2.0
Dividend income	3.1	-	-
Interest expense	(5.0)	(4.5)	(7.8)
Other expense	(2.7)	(2.9)	-
Total	(3.9)	(6.1)	(5.8)
Equity in earnings (loss) of First Permian, L.P.	256.4	4.7	(2.9)
Incentive awards	(11.4)	-	-
Loss on marketable securities	(5.9)	-	-
Change in fair value of derivatives	(7.8)	-	-
Total	231.3	4.7	(2.9)
Pretax income (loss)	234.4	(60.5)	35.7
Income Tax (expense) benefit	(80.0)	34.3	(0.8)
Net income (loss)	154.4%	(26.2)%	34.9%

[1] Results include noncash charges of $2,177,128 in the fiscal quarter ended September 30, 2001 and $14,642,685 in the fourth quarter ended December 31, 2001, in each case related to the impairment of oil and gas properties incurred in 2001 and primarily a result of a decrease in year-end reserves and lower oil and gas prices.

Critical Accounting Policies and Practices

FULL COST. We account for our oil and natural gas exploration and development activities using the full cost method of accounting. Under this method, all costs incurred in the acquisition, exploration and development of oil and natural gas properties are capitalized. Costs of non-producing properties, wells in process of being drilled and significant development projects are excluded from depletion until such time as the related project is developed and proved reserves are established or impairment is determined. At the end of each quarter, the net capitalized costs of our oil and natural gas properties is limited to the lower of unamortized cost or a ceiling.

Provision for depletion of oil and gas properties, under the full cost method, is calculated using the unit of production method based upon estimates of proved oil and gas reserves with oil and gas production being converted to a common unit of measure based upon their relative energy content. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. The cost of any impaired property is transferred to the balance of oil and gas properties being depleted.

Our discounted present value of proved oil and natural gas reserves is a major component of the ceiling calculation, and represents the component that requires the most subjective judgments. Estimates of reserves are forecasts based on engineering data, projected future rates of production and the timing of future expenditures. The process of estimating oil and natural gas reserves requires substantial judgment, resulting in imprecise determinations, particularly for new discoveries. Different reserve engineers may make different estimates of reserve quantities based on the same data. Our reserve estimates are prepared by outside consultants.

The passage of time provides more qualitative information regarding estimates of reserves, and revisions are made to prior estimates to reflect updated information. However, there can be no assurance that more significant revisions will not be necessary in the future. If future significant revisions are necessary that reduce previously estimated reserve quantities, it could result in a full cost ceiling writedown. In addition to the impact of these estimates of proved reserves on calculation of the ceiling, estimates of proved reserves are also a significant component of the calculation of depreciation, depletion and amortization.

While the quantities of proved reserves require substantial judgment, the associated prices of oil and natural gas reserves that are included in the discounted present value of the reserves do not require judgment. The ceiling calculation dictates that prices and costs in effect as of the last day of the period are held constant indefinitely. Because the ceiling calculation dictates that we use prices in effect as of the last day of the applicable quarter, the resulting value is not indicative of the true fair value of the reserves. Oil and natural gas prices have historically been cyclical and, on any particular day at the end of a quarter, can be either substantially higher or lower than prices we actually receive in the long-term, which are a barometer for true fair value.

SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000. We adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. As of December 31, 2002, we utilized mark to market accounting for derivatives and the changes in fair value are recognized currently in earnings with a respective offset in the balance sheet.

Impairment of Assets. Under the full cost accounting rules, the capitalized costs of oil and gas properties may not exceed a "ceiling limit", which is based on the present value of estimated future net revenues, net of income tax effects, from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. If the net capitalized costs of our oil and gas properties exceed the ceiling, we are subject to a ceiling test write-down to the extent of the excess. A ceiling test write-down is a non-cash charge to earnings. It reduces earnings and impacts stockholders' equity in the period of occurrence and results in lower depreciation, depletion and amortization expense in future periods.

The risk that we will be required to write down the carrying value of oil and gas properties increases when oil and gas prices decline. If commodity prices deteriorate, it is possible that we could incur an impairment in 2002.

Deferred Tax Asset. The deferred tax asset represents future tax deductions, tax credits and carryforwards that are expected to be realized by reducing future income tax expense. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Our estimate of future taxable income is impacted by the historical volatility in crude oil and gas prices, the uncertainty of future commodity prices, and our history of generating net losses. In 2000, we were unable to conclude that it was more likely than not that we would be able to utilize all the available carryforwards prior to their ultimate expiration. In 2001, the valuation allowance was reversed since we expected to be able to utilize the carryforwards prior to their expiration due to the expected sale of First Permian's properties, which occurred in April, 2002. There were no remaining net deferred tax assets at December 31, 2002.

Years Ended December 31, 2002 and December 31, 2001

OIL AND GAS REVENUES. Our total oil and gas revenues for 2002 were $12,106,568, a decrease of $5,733,456, or approximately 32%, from $17,840,024 for 2001. The decrease in revenues for 2002, compared to 2001, is related to a 20% decline in the average price we received for our oil and natural gas production volumes, and a 16% decline in oil and natural gas production volumes on an EBO basis.

PRODUCTION. On an equivalent barrel basis, 2002 production totaled 575,807 EBO compared with 682,635 EBO in 2001, a 16% decrease, mainly resulting from an 18% decrease in natural gas production. The decrease in natural gas production was primarily due to production declines, which was partially offset by our drilling activities in 2002.

PRODUCTION COSTS. The decrease in production costs for 2002, compared with 2001, was primarily the result of decreased production volumes and, to a lesser extent, reduction in ad valorem taxes and other direct operating expenses. Production costs decreased $1,043,470 or 27%, to $2,877,370 for the twelve months ended December 31, 2002, from $3,920,840 for the same period of 2001.

GENERAL AND ADMINISTRATIVE COSTS. Overall general and administrative expenses increased $806,455 or 60% to $2,152,909 for the year ended December 31, 2002. General and administrative expenses for the same period of 2001 were $1,346,454. The increase in general and administrative expenses was primarily due to increased public reporting costs, increased costs associated with our new office and increased staffing needs associated with our new business plan. We capitalized $1,467,647 of general and administrative expenses.

DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE. Depreciation, depletion and amortization expenses for 2002 were slightly lower at $6,220,179, as compared to $6,318,105 in 2001. The decline was attributable to an increase in reserves as of December 31, 2002, which was partially offset by an increase in net depletable property basis.

IMPAIRMENT OF OIL AND GAS PROPERTIES. We recognized a noncash impairment charge of $2,177,128 in the third quarter of 2001, and a noncash impairment change of $14,642, 685 in the fourth quarter of 2001, in each case related to our oil and gas reserves and unproved properties. The impairment of oil and gas assets was primarily the result of the effect of significantly lower oil and natural gas prices on both proved and unproved oil and gas properties. We did not recognize an impairment in 2002.

EQUITY IN INCOME OF FIRST PERMIAN, L.P. As discussed *in Note 16 to the Financial Statements (page 41)*, First Permian, L.P. sold all of its oil and gas properties on April 8, 2002. As the owner of a 30.675% interest in First Permian, we received our pro rata share of the net sales proceeds, or $5.5 million in cash and 933,589 shares of common stock of Energen Corporation. Our pro rata share of the net income and distributions for 2002 was $31,044,452.

FIRST PERMIAN INCENTIVE AWARDS. The Incentive Awards reflect bonus payments made to certain officers and employees in 2002 as a result of First Permian's sale of all of its assets. Additional information about these awards can be found under the caption "Incentive Award Agreements" on page 69 of the 10-K for year ended December 31, 2002.

LOSS ON MARKETABLE SECURITIES. We recognized a loss in marketable securities in the amount of $717,034, which resulted from our sales of 933,589 shares of Energen common stock during 2002. This loss represents the difference in Energen's stock price of $27.40 per share at the time of the First Permian sale and our realized net price of approximately $26.63 per share.

Change in Fair Value of Put Options. We also recognized a loss of $508,721 which represents the decrease in fair value of our natural gas puts for the period ended December 31, 2002. See Note 9 to the Financial Statements, (Derivative Instruments, page 36)

Change In Fair Value of Crude Oil Swap. A loss of $439,574 was recognized in connection with marking to market our crude oil swaps that were implemented on November 27, 2002 in association with our purchase of the Fullerton properties. See Note 9 to the Financial Statements, (Derivative Instruments, page 36)

Dividend Income. Dividend income during 2002 was $371,040 associated with our investment in and ownership of Energen common stock.

Net Interest Expense. Net interest expense decreased $100,440 or 15% to $558,629 for the year ended December 31, 2002, from $659,069 for the same period of 2001. This decrease was principally a result of a decrease in average borrowings with the sale of the Energen stock and lower interest rates.

Income Tax Benefit (Expense). For the period ended December 31, 2002, we recorded federal and state income tax expense of $8,751,333 and $931,709, respectively. See Note 5 to the Financial Statements (Income Taxes, page 34).

Net Income (Loss) and Cash Flow From Operations. Our income, before preferred stock dividends, was $18,701,448 for the year ended December 31, 2002, compared with a loss of $4,707,575 for the year ended December 31, 2001. In 2002, income of $29,662,681 resulted entirely from the sale of First Permian's oil and gas properties, net of incentive awards attributable to First Permian's sale of its assets. Other items affecting net income included:

- a 32% decrease in oil and gas revenues related to a decline in volumes and average price received;
- decreased production costs of approximately 27% primarily related to decreased production volumes and, to a lesser extent, reductions in ad valorem taxes and other direct operating expenses;
- increased general and administrative expenses of 60%, increased public reporting costs, increased costs associated with our new office and increased staffing needs associated with our new business plan; and
- non-cash charges associated with the sale of Energen stock, fair market value of our put options and mark to market of the crude oil swaps.

Cash flow from operations for 2002 declined approximately $11,856,056 or 89% to $1,526,897 compared with $13,407,316 for the year ended December 31, 2001. The decline is primarily due to declines in oil and gas volumes and prices, an increase in current assets over current liabilities and an increase in staffing needs associated with our new business plan.

Years Ended December 31, 2001 and December 31, 2000

Oil and Gas Revenues. Parallel's total oil and gas revenues for 2001 were $17,840,024, an increase of $705,522, or approximately 4%, from $17,134,502 for 2000. The increase in revenues for 2001, compared to 2000, is related to a 3% decline in the average prices we received for our oil and natural gas production volumes, and to a 7% increase in production volumes.

Production. On an equivalent barrel basis, 2001 production totaled 682,635 EBO compared with 635,440 EBO in 2000, a 7% increase, resulting from a 16% increase in natural gas production. The increase in natural gas production was primarily due to increased drilling activity in 2001.

Production Costs. The increase in production costs for 2001, compared with 2000, was primarily the result of adding higher cost oil and gas production, an increase in ad valorem taxes and, to a lesser degree, an increase in production volumes. Production costs increased $821,306 or 26%, to $3,920,840 for the twelve months ended December 31, 2001, from $3,099,534 for the same period of 2000. Production costs as a percentage of revenues increased primarily because of slightly lower oil and gas prices. Average production costs per EBO increased 18% to $5.74 for the twelve months ended December 31, 2001 compared to $4.88 in the same period of 2000.

General and Administrative Expenses. General and administrative expenses increased $154,927 or 13% to $1,346,454 for the year ended December 31, 2001, from $1,191,527 for the same period of 2000. The increase in general and administrative expenses was primarily related to salary and benefit adjustments and increased franchise taxes. General and administrative expenses as a percentage of revenues increased to 8% for the year ended December 31, 2001 versus 7% for the same period in 2000. This increase is primarily a result of the low oil and gas prices we received in 2001, which reduced revenues.

Depreciation, Depletion and Amortization Expense. Depreciation, depletion and amortization expenses for 2001 increased $1,078,900, or 21% to $6,318,105 from $5,239,205 for 2000. As a percentage of revenues, DD&A increased to 35% compared to 31% in 2000. The DD&A rate per EBO increased to $9.26 for the year ended December 31, 2001 from $8.25 for the same period of 2000. The increase in the DD&A rate per EBO is attributable to an increase in net depletable property basis and a decrease in reserves as of December 31, 2001.

Impairment of Oil and Gas Properties. During the third and fourth quarters of 2001, we recognized a noncash impairment charge of $2,177,128 and $14,642,685, respectively, related to our oil and gas reserves and unproved properties. The impairment of oil and gas assets was primarily the result of the effect of significantly lower oil and natural gas prices on both proved and unproved oil and gas properties. We did not recognize an impairment in 2000.

Under full cost accounting rules, each quarter we are required to perform a ceiling test calculation. The full cost pool carrying values cannot exceed a company's future net revenues from its proved reserves, discounted at 10% per annum using constant current product prices, and the lower of cost or market of unproved properties.

At December 31, 2001, oil and natural gas prices were lower compared with 2000 year-end prices, resulting in an impairment charge to the full cost carrying value of our oil and gas properties. The ceiling test was computed using the net present value of reserves at December 31, 2001 based on prices of $16.75 per Bbl of oil and $2.72 per Mcf of natural gas.

Net Interest Expense. Net interest expense decreased $461,011 or 41%, to $659,069 for the year ended December 31, 2001, from $1,120,080 for the same period of 2000. This decrease was principally a result of a decrease in average borrowings from our revolving line of credit facility and lower interest rates.

Income Tax Benefit (Expense). A valuation allowance is proved when it is more likely that not that some portion of the deferred tax assets will not be realized. At December 31, 2000, we established a valuation allowance against deferred tax assets of $2,062,954. This was due to the historical volatility in crude oil and gas prices, the uncertainty of future commodity prices, and our history of generating net losses. Management was unable to conclude that it was more likely than not that we would be able to utilize all the available carryforwards prior to their ultimate expiration. In 2001 the valuation allowance was reversed as we expected to be able to utilize the available carryforwards prior to their expiration due to the impending sale of First Permian's properties. We recognized a tax expense in 2000 of $130,000 related to alternative minimum tax.

Our effective tax rate for 2001 was approximately 56% versus 2.1% in 2000 due to the deferred tax asset valuation allowance provided in 2000. You should read Note 5 to the Financial Statements (Income Taxes, page 34), for further discussion of our income tax provisions and benefits.

Net Income (Loss) and Cash Flow From Operations. Our net loss, before preferred stock dividends, was $4,707,575 for the year ended December 31, 2001, compared with net income of $5,977,328 for the year ended December 31, 2000. The 2001 loss was primarily caused by a third and fourth quarter 2001 noncash impairment charge to oil and gas properties totaling $16,819,813, the result of slightly lower oil and gas prices at year-end 2001. Other factors contributing to the loss included:

- a 21% increase in depreciation, depletion and amortization expenses, again a result of the low commodity price environment and an impairment charge to unproved properties, which increased the full cost pool;
- a 41% decrease in net interest expense due to decreased bank borrowings;
- a 3 % decrease in the average price we received for our production; and
- a 7% increase in production volumes.

Cash flow from operations for 2001 increased approximately $2,689,077 or 25%, to $13,382,953 compared with $10,693,876 for the year ended December 31, 2000. The increase is primarily due to a $2,695,549 decrease in accounts receivable offset by a $726,688 decrease in accounts payable and accrued liabilities.

Capital Resources and Liquidity

Our level of earnings and cash flows depend on many factors, including the prices of oil and natural gas. Typically, our capital resources consist primarily of cash flows from our oil and gas properties and bank borrowings supported by our oil and gas reserves. However, these resources were supplemented last year with our share of proceeds from the sale of First Permian's properties. Excluding the First Permian sale, our primary sources of cash during 2002 were funds generated from operations and bank borrowings. Funds from these two sources were used primarily for exploration and development expenditures, dividend payments on our preferred stock and the repayment of borrowings under our revolving credit facility. The additional capital resources available to us as a result of the First Permian sale were used to repay part of our bank debt, which created additional borrowing capacity under our revolving credit facility. We used this additional borrowing capacity in December, 2002 when we borrowed $45.1 million which was used in partial payment of the purchase price of the Fullerton properties.

During 2002, we spent approximately $60,938,000 on exploration and development, seismic data processing and acquisitions. Long-term debt, excluding current maturities, increased by $36,004,167 to $45,604,167. At December 31, 2002, Parallel had $11,811,704 in cash, which included part of the proceeds from sales of our shares of Energen stock, and total assets of $102,351,331. We had no availability for additional borrowings under our revolving credit facility at December 31, 2002.

Bank Borrowings. On December 20, 2002, Parallel and its subsidiary, Parallel L.P., entered into a First Amended and Restated Credit Agreement with First American Bank, SSB, Western National Bank and BNP Paribas. We entered into the credit agreement for the purposes of refinancing the outstanding indebtedness under our prior credit agreement with First American Bank, and establishing a larger credit facility to provide additional funds for the purchase of the Fullerton properties. Before we closed the loan transaction, $8,150,000, bearing interest at 4.75%, was outstanding under our prior credit facility. On December 20, 2002, when we entered into our amended and restated credit agreement and closed the purchase of the Fullerton properties, the initial borrowing base was established by the banks at $50.0 million, based on the loan value attributed by the banks to our oil and gas properties and shares of Energen stock. Our total borrowings after purchasing the Fullerton properties were $49.75 million.

The credit facility provides for revolving loans. This means that we can borrow, repay and reborrow funds drawn under the credit facility. However, the aggregate amount that we can borrow and have outstanding at any one time is subject to a borrowing base and a monthly commitment reduction. Generally, we can borrow only up to the borrowing base in effect from time to time. The monthly commitment reduction commences on August 31, 2003 and continues with a like reduction on the last day of each following month. The amount of the monthly commitment reduction is determined by dividing (a) the borrowing base on the day immediately preceding the date of each monthly commitment reduction by (b) the number of months remaining prior to July 1, 2008. The borrowing base and the monthly commitment reduction amount will be redetermined by the banks on or about April 30 and October 31 of each year or at other times requested by Parallel. At March 7, 2003, the borrowing base had been reduced to $43 million as a result of all of our shares of Energen stock having been sold. If, as a result of the banks' redetermination of the borrowing base, the outstanding principal amount of our loan exceeds the borrowing base, we must either provide additional collateral to the banks or prepay the principal of the note in an amount equal to the excess. If the outstanding principal amount of our loan exceeds the borrowing base as a result of the monthly commitment reduction, we must immediately repay to the bank an amount equal to the difference between the outstanding principal balance of the loan and the borrowing base. We do not have the option to pledge additional collateral in this circumstance. Except for the principal payments that may be required because of our outstanding loans being in excess of the borrowing base, interest only is payable monthly.

The principal amount outstanding under the revolving credit facility bears interest at First American Bank's base rate or the LIBOR rate, at our election. Generally, First American Bank's base rate is equal to the prime rate published in the Wall Street Journal, but not less than 4.50%. The LIBOR rate is generally equal to the sum of (a) the rate designated as "British Bankers Association Interest Settlement Rates" and offered on one, two, three or six month interest periods for deposits of $1,000,000, and (b) a margin ranging from 2.25% to 2.75%, depending upon the outstanding principal amount of the loans. The interest rate we are required to pay, including the applicable margin, may never be less than 4.50%. If the principal amount outstanding is equal to or greater than 75% of the borrowing base established by the banks, the margin is 2.75%. If the principal amount outstanding is equal to or greater than 50%, but less than 75% of the borrowing base, the margin is 2.50%. If the principal amount outstanding is less than 50% of the borrowing base, the margin is 2.25%.

In the case of base rate loans, interest is payable on the last day of each month. In the case of LIBOR loans, interest is payable on the last day of each applicable interest period.

If the total outstanding borrowings under the facility are less than the borrowing base, an unused commitment fee is required to be paid to the bank lenders. The amount of the fee is .25% of the daily average of the unadvanced amount of the borrowing base. The fee is payable quarterly, commencing on March 31, 2003.

All outstanding principal under the revolving credit facility is due and payable on December 20, 2006. The loan is secured by substantially all of our oil and gas properties, including the properties Parallel L.P. acquired from JMC Exploration, Inc. and Arkoma Star, L.L.C. in December, 2002. Parallel, L.L.C., a subsidiary of Parallel Petroleum Corporation, guaranteed payment of the loans.

We are highly dependent on bank borrowings to fund our exploration and drilling activities. Our borrowing base is generally equivalent to the loan value of our producing oil and gas properties as determined by the bank in its sole discretion. If our borrowing base declines significantly, our liquidity would be suddenly and materially limited.

If the borrowing base is increased, we are required to pay a fee of .25% on the amount of any increase in the borrowing base.

Our obligations to the bank are secured by substantially all of our oil and gas properties. Our bank borrowings have been incurred to finance our property acquisition, 3-D seismic surveys, enhancement and drilling activities.

In addition to customary affirmative covenants, the credit agreement contains various restrictive covenants and compliance requirements, including:

- maintaining certain financial ratios;
- limitations on incurring additional indebtedness;
- prohibiting the payment of dividends on our common stock;
- limitations on the disposition of assets; and
- prohibiting liens (other than in favor of the lenders) to exist on any of our properties.

If we have borrowing capacity under our credit agreement, we intend to borrow, repay and reborrow under the revolving credit facility from time to time as necessary, subject to borrowing base limitations, to fund:

- interpretation and processing of 3-D seismic survey data;
- lease acquisitions;
- drilling activities on properties in our Cook Mountain project in Liberty County, Texas, and in the Yegua/Frio/ Wilcox gas trend of South Texas;
- developmental drilling on our Permian Basin properties, when economically feasible;
- other drilling expenditures and acquisition opportunities; and
- general corporate purposes.

At December 31, 2002 we had 974,500 shares of 6% convertible preferred stock outstanding. The preferred stock:

- requires us to pay dividends of $.60 per annum, semi-annually on June 15 and December 15 of each year.
- is convertible into common stock at any time, at the option of the holder, into 2.8751 shares of common stock at an initial conversion price of $3.50 per shares, subject to adjustment in certain events.
- is redeemable at our option, in whole or in part, for $10 per share, plus accrued dividends.
- has no voting rights, except as required by applicable law, and, except that as long as any shares of preferred stock remain outstanding, the holders of a majority of the outstanding shares of the preferred stock may vote on any proposal to change any provision of the preferred stock which materially and adversely affects the rights, preferences or privileges of the preferred stock.
- is senior to the common stock with respect to dividends and on liquidation, dissolution or winding up of Parallel.
- has a liquidation value of $10 per share, plus accrued and unpaid dividends.

Commodity Price Risk Management Transactions. Certain of our commodity price risk management arrangements have required us to deliver cash collateral or other assurances of performance to the counterparties in the event that our payment obligations with respect to our commodity price risk management transactions exceed certain levels.

With the primary objective of achieving more predictable revenues and cash flows and reducing the exposure to fluctuations in oil and natural gas prices, we have entered into price risk management transactions of various kinds with respect to both oil and natural gas. While the use of certain of these price risk management arrangements limits the downside risk of adverse price movements, it may also limit future revenues from favorable price movements. We engage in transactions such as swaps and collars which are marked-to-market at the end of the relevant accounting period. Since the futures market historically has been highly volatile, these fluctuations may cause significant impact on the results of any given accounting period. We have entered into price risk management transactions with respect to a substantial portion of our estimated production for the remainder of 2003 through 2006. We continue to evaluate whether to enter into additional price risk management transactions for 2003 and future years. In addition, we may determine from time to time to unwind our then existing price management positions as part of our price risk management strategy.

Future Capital Requirements. Our capital expenditure budget for 2003 is approximately $12 million and is highly dependent on future oil and gas prices and the availability of funding. These expenditures will be governed by the following factors:

- internally generated cash flows;
- availability of borrowing under our revolving credit facility;
- additional sources of financing; and
- future drilling successes.

In 2003, we intend to drill lower risk natural gas prospects that could have a meaningful effect on our reserve base and cash flows. In selected cases, we may elect to reduce our interest in higher risk, higher impact projects. We may also sell certain non-core producing properties to raise funds for capital expenditures.

The following table is a summary of significant contractual cash obligations:

	Obligation Due in Period						
Contractual Cash Obligations	2003	2004	2005	2006	2007	2008	Total
				(000's)			
Revolving Credit Facility (secured)	$ 4,146	$ 9,950	$ 9,950	$ 9,950	$ 9,950	$ 5,804	$ 49,750
Office Lease (formerly occupied)	$ 54	$ 22	$ -	$ -	$ -	$ -	$ 76
Office Lease (presently occupied)	$ 102	$ 102	$ 102	$ 68	$ -	$ -	$ 374

Outlook

The oil and gas industry is capital intensive. We make, and anticipate that we will continue to make, substantial capital expenditures in the exploration for, development and acquisition of oil and gas reserves. Historically, our capital expenditures have been financed primarily with:

- internally generated cash from operations;
- proceeds from bank borrowings; and
- proceeds from sales of equity securities.

The continued availability of these capital sources depends upon a number of variables, including:

- our proved reserves;
- the volumes of oil and gas we produce from existing wells;
- the prices at which we sell oil and gas; and
- our ability to acquire, locate and produce new reserves.

Each of these variables materially affects our borrowing capacity. We may from time to time seek additional financing in the form of:

- increased bank borrowings;
- sales of Parallel's securities;
- sales of non-core properties; or
- other forms of financing.

We do not have agreements for any future financing and there can be no assurance as to the availability or terms of any such financing.

Trends and Prices

Changes in oil and gas prices significantly affect our revenues, cash flows and borrowing capacity. Markets for oil and gas have historically been, and will continue to be, volatile. Prices for oil and gas typically fluctuate in response to relatively minor changes in supply and demand, market uncertainty, seasonal, political and other factors beyond our control. We are unable to accurately predict domestic or worldwide political events or the effects of other factors on the prices we receive for our oil and gas.

During 2002, the average sales price we received for our oil production was approximately $24.59 per Bbl, as compared with $24.80 in 2001, while the average sales price for our gas was approximately $3.33 per Mcf in 2002, as compared with $4.41 per Mcf in 2001. At March 1, 2003, we were receiving an average of $33.20 per Bbl for our oil production and $8.05 per Mcf for our gas production, excluding our hedging activities.

Inflation

Inflation has not had a significant impact on our financial condition or results of operations. We do not believe that inflation poses a material risk to our business.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued Statement No. 143, "Accounting for Asset Retirement Obligations", which establishes requirements for the accounting of removal-type costs associated with asset retirements. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged.

We used an expected cash flow approach to estimate our asset retirement obligation under SFAS No. 143. Upon adoption on January 1, 2003, we recorded a retirement obligation of $1,322,636, an increase in property cost of $835,291, a reduction of accumulated depreciation, depletion and amortization of $394,230 and a cumulative effect of accounting change loss, net of tax, of $61,456. As a result of adoption of SFAS No. 143, we estimated that in 2003 accretion of discount expense will be approximately $140,502, and depreciation, depletion and amortization expense will decrease approximately $184,858.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Most significantly, this statement eliminates the requirement under Statement 4 to aggregate all gains and losses from extinguishment of debt, and if material, be classified as an extraordinary item. As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they met the criteria in Opinion 30. Applying the provisions of Opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. There is no current impact to our financial statements, as there has been no early extinguishment of debt which meets the criteria for an extraordinary item.

In July 2002, the FASB issued Statement No., 146, "Accounting for Costs Associated with Exit or Disposal Activities". The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Statement No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We expect no impact on our financial statements, since we do not anticipate exiting or disposing of any of our activities.

Statement No. 148, Accounting for Stock Based Compensation-Transition and Disclosure, which amended SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The statement also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The statement is required to be adopted for fiscal years ending after December 15, 2002.

We account for stock-based compensation in accordance with APB Opinion No. 25 and do not currently plan to expense stock option awards pursuant to SFAS 123. We have implemented the disclosure requirements of SFAS No. 145. See Notes 1 and 4 to the Financial Statements (pages 27 and 31).

FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees. Initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. FIN No. 45 also requires disclosures about guarantees in financial statements for interim or annual periods ending after December 15, 2002.

FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51", requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without financial support from other parties. We do not expect the adoption of FIN No. 46 to have a material impact on our consolidated financial statements.

Effects of Derivative Instruments

We use various derivative instruments to mitigate the volatility of commodity prices. As of December 3, 2002, we entered into a 33 month oil swap contract. Under the terms of the oil swap, we will receive certain fixed prices averaging $23.37 per Bbl for approximately 75% of our estimated oil production after the Fullerton acquisition. Subsequent to December 31, 2002, we entered into various additional oil and gas hedge contracts. See Note 9 to the Financial Statements (Derivative Instruments, page 36).

As of January 10, 2003 we entered into a 45 month LIBOR fixed interest rate swap contract. We will receive fixed 90-day LIBOR interest rates for the 45-month period beginning March 31, 2003 through December 20, 2006. You can find more information about our interest rate swap, including notional amounts, in the table appearing on page 20 of this report. As of December 31, 2002, our derivative instruments were recorded using mark to market accounting, whereby the instruments were recorded in the balance sheet as either an asset or liability measured at its fair market value. A corresponding income or expense is recorded in other income (expense) in the Statement of Income (loss).

Effective January 1, 2003, we have elected to apply hedge accounting to the derivative instruments. For derivatives qualifying as hedges, the changes in fair market value are recognized in stockholders' equity as other comprehensive income (loss) and then reclassified to earnings when the transaction is settled.

We are exposed to credit risk in the event of nonperformance by the counterparty in its derivative instruments. However, we try to assess "the creditworthiness of the counterparty to mitigate this credit risk.

Quantitative and Qualitative Disclosures About Market Risk

The following quantitative and qualitative information is provided about derivative instruments to which Parallel was a party at December 31, 2002, and from which Parallel may incur future earnings, gains or losses from changes in market interest rates and commodity prices.

Our derivative instruments at December 31, 2002 are recorded in the balance sheet as either an asset or liability measured at its fair market value. For the year ended December 31, 2002, we used mark-to-market accounting for our hedge contracts and changes in a derivative's fair value are recognized currently in earnings.

Interest Rate Sensitivity

Our only financial instrument sensitive to changes in interest rates is our bank debt. Our annual interest costs in 2003 will fluctuate based on short-term interest rates. As the interest rate is variable and reflects current market conditions, the carrying value approximates the fair value. The table below shows principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average interest rates were determined using weighted average interest paid and accrued in December, 2002. You should read Note 3 to the Financial Statements (Long-Term Debt, page 30) for further discussion of our debt that is sensitive to interest rates.

	2003	2004	2005	2006	2007	2008	Total
	(000's, except interest rates)						
Variable rate debt:							
Revolving Facility (secured)	$ 4,146	$ 9,950	$ 9,950	$ 9,950	$ 9,950	$ 5,804	$ 49,750
Average interest rate	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%	-

At December 31, 2002, we had bank loans in the amount of $49.75 million outstanding at an average interest rate of 4.50%. Borrowings under our credit facility bear interest, at our election, at (i) the bank's base rate or (ii) the LIBOR rate, plus LIBOR margin, but in no event less than 4.50%. As a result, our annual interest cost in 2003 will fluctuate based on short-term interest rates. Assuming no change in the amount outstanding during 2003, the impact on interest expense of a one-half of one percent change in the average interest rate above the 4.50% floor would be approximately $248,750. As the interest rate is variable and is reflective of current market conditions, the carrying value approximates the fair value.

In January, 2003, we entered into a 45-month LIBOR fixed interest rate swap contract with BNP Paribas. We will receive fixed 90-day LIBOR interest rates for the 45-month period beginning March 31, 2003 through December 20, 2006.

Under our credit facility, we may elect an interest rate based upon the agent lender's base lending rate, or the LIBOR rate, plus a margin ranging from 2.25% to 2.75% per annum, depending on our borrowing base usage. The interest rate we are required to pay, including the applicable margin, may never be less than 4.50%.

A recap for the period of time, notional amounts, LIBOR fixed interest rates, expected margin rates and expected fixed interest rates for the contract are as follows:

Period of Time	Notional Amounts (1)	LIBOR Fixed Interest Rates (2)	Expected Margin Rates (3)	Expected Fixed Interest Rates (4)
Mar 31, 2003 thru Dec 31,2003	$ 35,000,000	1.675%	2.750%	4.425%
Dec 31, 2003 thru Dec 31, 2004	$ 30,000,000	2.660%	2.500%	5.160%
Dec 31, 2004 thru Dec 31, 2005	$ 20,000,000	4.050%	2.250%	6.300%
Dec 31, 2005 thru Dec 20, 2006	$ 10,000,000	4.050%	2.250%	6.300%

(1) Based on the anticipated principal reductions under our credit facility.

(2) Parallel's swap contract with BNP Paribas.

(3) Based on the anticipated borrowing base usage under our credit facility.

(4) Total of the LIBOR fixed interest rate plus the expected margin rate under our credit facility.

Commodity Price Sensitivity

Our major market risk exposure is in the pricing applicable to our oil and natural gas production. Market risk refers to the risk of loss from adverse changes in oil and natural gas prices. Realized pricing is primarily driven by the prevailing domestic price for crude oil and spot prices applicable to the region in which we produce natural gas. Historically, prices received for oil and gas production have been volatile and unpredictable. We expect pricing volatility to continue. Oil prices ranged from a monthly low of $14.26 per barrel to a monthly high of $29.57 per barrel during 2002. Natural gas prices we received during 2002 ranged from a monthly low of $1.05 per Mcf to a monthly high of $4.94 per Mcf. A significant decline in the prices of oil or natural gas could have a material adverse effect on our financial condition and results of operations.

Put Options

Historically, we have not entered into hedging arrangements and have not had any delivery commitments. While hedging arrangements reduce exposure to losses as a result of unfavorable price changes, they may also limit the ability to benefit from favorable market price changes. In January, 2002, our Board determined that Parallel should hedge natural gas prices for approximately one-half of its natural gas production. After reviewing alternative strategies, we entered into commodity derivative contracts in the form of put options on natural gas. These put options create a sales price floor for part of our gas production. We believe put floors provide us with the advantage of no margin requirements, participating in the upside of potential increases in natural gas prices and establishing a minimum selling price at a fixed cost. However, put floors can also be expensive if markets do not change, and in most cases the protection of a floor will not be immediately realized at current levels. These derivatives are not held for trading purposes.

The following table illustrates our put options, which we entered into in the first quarter of 2002.

Period	Commodity	Mcf Volume	Floor Price	Cost of Floor	Fair Value at December 31, 2002
April 2002 thru October 2002	natural gas	1,470,000	$2.40	$ 391,105	$ - (1)
April 2003 thru October 2003	natural gas	700,000	$3.00	$ 139,500	$ 21,884
				$ 530,605	$ 21,884

(1) Expired.

Costless Collar

Collars are created by purchasing puts to establish a floor price and then selling a call which establishes a maximum amount the producer will receive for the oil or gas hedged. Calls are sold to offset or reduce the premium paid for buying the put. We did not have any collars in place during 2002. However, in January, 2003, we entered into a costless, seven-month Houston ship channel gas collar. Under terms of the gas collar, we will receive no less than $4.25 per MMBtu and no greater than $5.30 per MMBtu for approximately 30% of our estimated natural gas production for the seven-month period of April, 2003 through October, 2003. A majority of our natural gas production is sold based on Houston ship channel prices. A recap for the period of time, number of MMBtu's, and gas prices are as follows:

Period of Time	MMBtu of Natural Gas	Houston Ship Channel Gas Prices	
		Floor	Cap
April thru October 2003	642,000	$4.25	$5.30

Swaps

Generally, swaps are an agreement to buy or sell a specified commodity for delivery in the future, but at an agreed fixed price. Swap transactions convert a floating price into a fixed price. For any particular swap transaction, the counterparty is required to make a payment to the hedge party if the reference price for any settlement period is less than the swap price for such hedge, and the hedge party is required to make a payment to the counterparty if the reference price for any settlement period is greater than the swap price for such hedge.

In December, 2002, we entered into a 33-month Nymex oil swap contract with BNP Paribas in conjunction with our acquisition of the Fullerton properties. Under terms of the oil swap contract, we will receive certain fixed prices for approximately 75% of our estimated oil production for the 33-month period of April 2003 through December 31, 2005. A recap for the period of time, number of barrels and Nymex swap prices are as follows:

Period of Time	Barrels of Oil	Nymex Oil Swap Prices
April thru December 2003	275,000	$ 24.58
January thru December 2004	329,000	$ 23.19
January thru December 2005	292,000	$ 22.77

In January and February, 2003, we entered into additional oil and gas swap contracts with BNP Paribas. A recap for the period of time, number of MMBtu's, number of barrels, and swap prices are as follows:

Period of Time	Barrels of Oil	Nymex Oil Swap Price	MMBtu of Natural Gas	Houston Ship Channel Gas Swap Price
Feb 1, 2003 thru Mar 31, 2003	88,500	$ 33.00	-	$ -
Mar 1, 2003 thru Mar 31, 2003	-	$ -	279,000	$ 5.45
Apr 1, 2003 thru Oct 31, 2003	-	$ -	214,000	$ 4.87
Apr 1, 2003 thru Oct 31, 2003	-	$ -	428,000	$ 4.83
Jan 1, 2006 thru Dec 20, 2006	265,500	$ 23.04	-	$ -

FORWARD-LOOKING STATEMENT

Some statements in the Parallel Petroleum Corporation 2002 Annual Report are "forward-looking statements". All statements other than statements of historical facts included in this report, including, without limitation, statements regarding planned capital expenditures, the availability of capital resources to fund capital expenditures, estimates of proved reserves, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology like "may," "will," "expect," "intend," "anticipate," "estimate," "continue," "present value," "future" or "reserves" or other variations or comparable terminology. We believe the assumptions and expectations reflected in these forward-looking statements are reasonable. However, we can't give any assurance that our expectations will prove to be correct or that we will be able to take any actions that are presently planned. All of these statements involve assumptions of future events and risks and uncertainties. Risks and uncertainties associated with forward-looking statements include, but are not limited to:

- fluctuations in prices of oil and gas;
- future capital requirements and availability of financing;
- geological concentration of our reserves;
- risks associated with drilling and operating wells;
- competition;
- general economic conditions;
- governmental regulations;
- receipt of amounts owed to us by purchasers of our production and counterparties to our hedging contracts;
- hedging decisions, including whether or not to hedge;
- events similar to 911;
- actions of third party co-owners of interests in properties in which we also own an interest; and
- fluctuations in interest rates and availability of capital.

For these and other reasons, actual results may differ materially from those projected or implied. We caution you against putting undue reliance on forward-looking statements or projecting any future results based on such statements.

Before you invest in our common stock, you should be aware that there are various risks associated with an investment. We have described some of these risks in other sections of this annual report and under the Risk Factors beginning on page 22 of the 10-K for year ended December 31, 2002.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Parallel Petroleum Corporation:

We have audited the accompanying consolidated balance sheets of Parallel Petroleum Corporation and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parallel Petroleum Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three–year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Midland, Texas
March 14, 2003

Consolidated Balance Sheets
December 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 11,811,704	$ 3,351,044
Accounts receivable:		
Oil and gas	3,071,315	1,420,859
Others, net of allowance for doubtful accounts of $12,681 in 2002 and $0 in 2001	236,443	263,819
Affiliate	2,084	16,687
	3,309,842	1,701,365
Income tax receivable	832,590	-
Other assets	78,675	207,120
Fair market value of derivative instruments	21,884	-
Total current assets	16,054,695	5,259,529
Property and equipment, at cost:		
Oil and gas properties, full cost method (Note 12)	146,679,503	85,132,345
Other	1,083,282	552,219
	147,762,785	85,684,564
Less accumulated depreciation and depletion	(62,074,559)	(55,854,378)
Net property and equipment	85,688,226	29,830,186
Net deferred tax asset (Note 5)	-	6,137,670
Investment in First Permian, L.P. (Note 16)	-	473,764
Other assets, net of accumulated amortization of $78,520 in 2002 and $131,139 in 2001	608,410	58,754
	$ 102,351,331	$ 41,759,903
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt (Note 3)	$ 4,145,833	$ 2,400,000
Current maturity of crude oil swap	335,829	-
Accounts payable and accrued liabilities	3,033,650	3,422,007
Total current liabilities	7,515,312	5,822,007
Long-term debt, excluding current maturities (Note 3)	45,604,167	9,600,000
Long-term maturity of crude oil swap	103,745	-
Deferred tax liability	3,627,963	-
Stockholders' equity:		
Series A preferred stock – par value of $0.10 per share (aggregate liquidation preference of $26) authorized 50,000 shares	-	-
Preferred stock - $0.60 cumulative convertible preferred stock – par value of $0.10 per share, (aggregate liquidation preference of $10) authorized 10,000,000 shares, issued and outstanding of 974,500 shares in 2002 and 2001	97,450	97,450
Common stock – par value of $0.01 per share, authorized 60,000,000 shares, issued and outstanding 21,143,406 in 2002 and 20,663,861 in 2001	211,434	206,639
Additional paid-in surplus	34,567,866	34,111,861
Accumulated earnings (deficit)	10,623,394	(8,078,054)
Total stockholders' equity	45,500,144	26,337,896
Commitments and contingencies (Note 17)	-	-
	$ 102,351,331	$ 41,759,903

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income (Loss)
Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Oil and gas revenues	$ 12,106,568	$ 17,840,024	$17,134,502
Costs and expenses:			
Lease operating expense	2,877,370	3,920,840	3,099,534
General and administrative	2,152,909	1,346,454	1,191,527
Depreciation and depletion	6,220,179	6,318,105	5,239,205
Impairment of oil and gas properties (Note 13)	-	16,819,813	-
Total costs and expenses	11,250,458	28,405,212	9,530,266
Operating income (loss)	856,110	(10,565,188)	7,604,236
Other income (expense), net:			
Equity in income (loss) of First Permian, L.P. (Note 16)	31,044,452	840,529	(500,576)
Incentive awards attributable to the sale of First Permian, L.P.	(1,381,771)	-	-
Loss on sale in marketable securities	(717,034)	-	-
Change in fair market value of derivatives	(948,295)	-	-
Interest and other income	93,073	236,870	350,648
Dividend income	371,040	-	-
Interest expense	(601,322)	(802,017)	(1,340,360)
Other expense	(331,763)	(529,317)	(6,620)
Total other income (expense), net	27,528,380	(253,935)	(1,496,908)
Income (loss) before income taxes	28,384,490	(10,819,123)	6,107,328
Income tax (expense) benefit, deferred	(9,683,042)	6,111,548	(130,000)
Net income (loss)	18,701,448	(4,707,575)	5,977,328
Cumulative preferred stock dividend	(584,700)	(584,700)	(584,700)
Net income (loss) available to common stockholders	$ 18,116,748	$ (5,292,275)	$ 5,392,628
Net income (loss) per common share:			
Basic	$ 0.88	$ (0.26)	$ 0.26
Diluted	$ 0.79	$ (0.26)	$ 0.25

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity
Years ended December 31, 2002, 2001 and 2000

	Common Stock		Preferred Stock		Additional	Accumulated	Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Surplus	Deficit Surplus	Stockholders' Equity
Balance, January 1, 2000	20,331,858	$ 203,319	974,500	$ 97,450	$ 34,822,778	$ (9,347,807)	$ 25,775,740
Net income	-	-	-	-	-	5,977,328	5,977,328
Dividends ($0.60 per share)	-	-	-	-	(584,700)	-	(584,700)
Balance, December 31, 2000	20,331,858	203,319	974,500	97,450	34,238,078	(3,370,479)	31,168,368
Options issued	-	-	-	-	99,000	-	99,000
Options exercised, including income tax benefit	332,003	3,320	-	-	359,483	-	362,803
Net loss	-	-	-	-	-	(4,707,575)	(4,707,575)
Dividends ($0.60 per share)	-	-	-	-	(584,700)	-	(584,700)
Balance, December 31, 2001	20,663,861	206,639	974,500	97,450	34,111,861	(8,078,054)	26,337,896
Common stock issued as part of asset purchase	454,545	4,545	-	-	995,455	-	1,000,000
Options exercised, including income tax benefit	25,000	250	-	-	45,250	-	45,500
Net income	-	-	-	-	-	18,701,448	18,701,448
Dividends ($0.60 per share)	-	-	-	-	(584,700)	-	(584,700)
Balance, December 31, 2002	21,143,406	$ 211,434	974,500	$ 97,450	$ 34,567,866	$ 10,623,394	$ 45,500,144

See accompanying Notes to Consolidated Financial Statements.

PARALLEL PETROLEUM CORPORATION

Consolidated Statements of Cash Flows
Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ 18,701,448	$ (4,707,575)	$ 5,977,328
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and depletion	6,220,179	6,318,105	5,239,205
Equity in income of First Permian, L.P.	(31,044,452)	(840,529)	500,576
Loss on sale of marketable securities	717,034	-	-
Deferred income taxes	9,683,042	(6,111,548)	-
Change in fair value of derivative instruments	948,295	-	-
Loss on disposal of equipment	-	(8,908)	1,000
Impairment of oil and gas properties	-	16,819,813	-
Stock-based financial advisory services	-	99,000	-
Changes in assets and liabilities:			
Other, net	(549,656)	25,688	(37,651)
Decrease (increase) in accounts receivable	(1,608,477)	2,695,549	(2,748,422)
Decrease (increase) in prepaid expenses	(621,554)	(179,954)	12,511
Increase (decrease) in accounts payable and accrued liabilities	(388,357)	(726,688)	1,749,329
Purchase of derivative instruments	(530,605)	-	-
Net cash provided by operating activities	1,526,897	13,382,953	10,693,876
Cash flows from investing activities:			
Additions to oil and gas property	(61,239,607)	(13,125,716)	(8,847,482)
Proceeds from disposition of oil and gas property	692,450	1,964,677	3,017,618
Proceeds from disposition of Energen stock	24,863,305	-	-
Additions to other property and equipment	(531,063)	(211,146)	(84,045)
Proceeds from disposition of other property and equipment	-	15,000	-
Distribution received from investment in First Permian, L.P.	5,937,878	-	67,500
Net cash used in investing activities	(30,277,037)	(11,357,185)	(5,846,409)
Cash flows from financing activities:			
Borrowings from bank line of credit	53,435,589	2,000,000	12,427,531
Payments on bank line of credit	(15,685,589)	(2,427,531)	(15,965,889)
Proceeds from exercise of options and warrants	45,500	336,681	-
Payments of preferred stock dividend	(584,700)	(584,700)	(584,700)
Net cash provided by (used in) financing activities	37,210,800	(675,550)	(4,123,058)
Net increase in cash and cash equivalents	8,460,660	1,350,218	724,409
Beginning cash and cash equivalents	3,351,044	2,000,826	1,276,417
Ending cash and cash equivalents	$ 11,811,704	$ 3,351,044	$ 2,000,826
Non-Cash financing and investing activities:			
(Non-Cash) proceeds from sale of investment of First Permian, L.P.	$ (25,580,339)	$ -	$ -
Accrued stock dividend	$ 24,363	$ 24,363	$ 24,363
Issuance of stock for purchase of oil and gas property	$ 1,000,000	$ -	$ -

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
December 31, 2002, 2001, and 2000

(1) Summary of Significant Accounting Policies

Nature of Operations

Parallel Petroleum Corporation (the Company), a Delaware corporation, is primarily engaged in, and its only industry segment is, the acquisition of, and the exploration for, development, production and sale of, crude oil and natural gas. The Company's business activities are carried out primarily in Texas. The Company's activities in Texas are focused in the onshore Gulf Coast area, East Texas and in the Permian Basin of West Texas.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of unsecured accounts receivable from unaffiliated working interest owners and crude oil and natural gas purchasers.

Property and Equipment

The Company's oil and gas producing activities are accounted for using the full cost method of accounting. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

Management and service fees received for contractual arrangements, if any, are treated as reimbursement of costs, offsetting the costs incurred to provide those services.

Depletion is provided using the unit-of-production method based upon estimates of proved oil and gas reserves with oil and gas production being converted to a common unit of measure based upon their relative energy content. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In addition, the capitalized costs are subject to a "ceiling test", which basically limits such costs to the aggregate of the "estimated present value", discounted at a 10% interest rate, of future net revenues, net of income tax effects, from proved reserves, based on current economic and operating conditions, plus the lower of cost or estimated fair market value of unproved properties.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved oil and gas reserves, in which case the gain or loss is recognized in income. Abandonments of properties are accounted for as adjustments of capitalized costs subject to amortization.

Maintenance and repairs are charged to operations; renewals and betterments are capitalized to the appropriate property and equipment accounts.

Upon retirement or disposition of assets other than oil and gas properties, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses, if any, recognized in income. Depreciation of other property and equipment is computed using the straight–line method based on the estimated useful lives of the property and equipment.

Income Taxes

The Company accounts for federal income taxes using Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (FAS 109). Under the asset and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FAS 109, the effect on previously recorded deferred tax assets and liabilities resulting from a change in tax rates is recognized in earnings in the period in which the change is enacted.

Investments

Investments in affiliated companies with a 20% to 50% ownership interest are accounted for on an equity basis and, accordingly, net income includes the Company's share of their income or loss.

Gas Balancing

Deferred income associated with gas balancing is accounted for on the entitlements method and represents amounts received for gas sold under gas balancing arrangements in excess of the Company's interest in properties covered by such agreements. The Company currently has no significant amounts outstanding under gas balancing arrangements.

Derivative Instruments and Hedging Activities

In June 1998 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities.* In June 2000 the FASB issued SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133.* SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000; the Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. There was no material impact to the financial statements.

Stock-Based Compensation

In accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, no compensation is recorded for stock options or other stock-based awards that are granted to employees or non-employee directors with an exercise price equal to or above the common stock price on the grant date. Compensation related to performance share grants with time vesting conditions is based on the fair value of the award at the grant date and recognized over the vesting period. Compensation related to performance shares with price target vesting is recognized when the price target is reached. See Note 4 Stock Options, Warrants and Rights, page 31.

As required to be disclosed pursuant to SFAS No. 148, *Accounting for Stock Based Compensation-Transition and Disclosure*, is as follows:

	Year Ended December 31,		
	2002	2001	2000
	(000's, except per share data)		
Net income (loss) as reported	$ 18,701,448	$ (4,707,575)	$ 5,977,328
Deduct:			
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(757,115)	(239,349)	(145,041)
Pro forma net income (loss)	$ 17,944,333	$ (4,946,924)	$ 5,832,287
Earnings per share:			
Basic - as reported	$ 0.88	$ (0.26)	$ 0.26
Basic - pro forma	$ 0.87	$ (0.26)	$ 0.26
Diluted - as reported	$ 0.79	$ (0.26)	$ 0.25
Diluted - pro forma	$ 0.84	$ (0.26)	$ 0.25

Environmental

The Company is subject to extensive Federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed.

Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability or component are fixed or reliably determinable.

Net Income Per Share

Basic earnings per share excludes any dilutive effects of option, warrants and convertible securities and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are computed similar to basic earnings per share, however fully diluted earnings per share reflects the assumed conversion of all potentially dilutive securities.

Use of Estimates in the Preparation of Financial Statements

Preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The oil and gas reserve estimates used in the determination of depletion expense and the full-cost ceiling test and are inherently imprecise. Actual results could differ from those estimates.

Cash Management

The Company maintains a cash management system, whereby it maintains minimum cash balances with any excess cash applied against its bank line of credit.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all demand deposits, money market accounts and certificates of deposit purchased with an original maturity of three months or less to be cash equivalents.

Reclassifications

Certain reclassifications have been made to 2000 and 2001 amounts to conform to the 2002 presentation.

(2) Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable, and accrued liabilities approximates fair value because of the short maturity of these instruments.

The carrying amount of long-term debt approximates fair value because the Company's current borrowing rate is based on a variable market rate of interest.

(3) Long–Term Debt

Long–term debt consists of the following at December 31:

	2002	2001
Revolving Facility note payable to bank, at bank's base lending rate (4.5% at December 31, 2002 and 4.75% at December 31, 2001)	$ 49,750,000	$ 12,000,000
Less: current maturities	4,145,833	2,400,000
	$ 45,604,167	$ 9,600,000

Revolving Credit Facility

On July 19, 2002, the Company entered into a loan agreement with First American Bank SSB to refinance its outstanding indebtedness. Under the new facility, the Company may borrow the lesser of $100,000,000 or the "borrowing base" then in effect. The loan agreement was amended and restated on December 20, 2002, at the time of the Fullerton acquisition. The facility became syndicated with First American Bank SSB as the Joint Lead Arranger and Administrative Agent, BNP Paribas as Joint Lead Arranger and Syndication Agent, and Western National Bank as a Lender. The borrowing base at December 20, 2002, was $50,000,000 which at that date was collateralized with the Company's oil and gas reserves and its Salomon Smith Barney account, which held the remaining cash and Energen stock from the First Permian distribution. The borrowing base attributable to the Salomon Smith Barney account was $7,000,000. The total outstanding principal amount of the Company's bank indebtedness at December 31, 2002 and 2001 was $49,750,000 and $12,000,000, respectively. Borrowings attributable to the oil and gas reserves are subject to redetermination semi-annually, on or about May 1 and November 1 of each year, beginning November 1, 2002. The bank may require a redetermination of the borrowing base and monthly commitment reduction at any time in its sole discretion. Monthly Commitment Reductions begin August 31, 2003 in an amount equal to the amount of the borrowing base on the day immediately preceding the date of each such Monthly Commitment Reduction divided by the number of months then remaining prior to July 31, 2008. All indebtedness under the new Revolving Facility matures December 20, 2006.

The unpaid principal balance for the Revolving Facility bears interest at the election of the Company at a rate equal to (i) the bank's base lending rate, or (ii) the LIBOR rate plus a LIBOR margin of

2.75% per annum whenever the Borrowing Base Usage is equal to or greater than 75%;
2.50% per annum whenever the Borrowing Base Usage is equal to or greater than 50% but less than 75%;
2.25% per annum whenever the Borrowing Base Usage is less than 50%.

However, the interest rate may never be less than 4.50%. Interest is due and payable on the day which the related LIBOR interest period ends.

The Company is required to pay a commitment fee of one-quarter of one percent times the daily average of the unadvanced amount of the commitment. The commitment fee shall be payable quarterly in arrears on the last day of each calendar quarter beginning March 31, 2003.

In addition to customary affirmative covenants, the loan agreement contains various restrictive covenants and compliance requirements, including:

- Maintaining certain financial requirements;
- Limitation on additional indebtedness;
- Prohibiting the payment of dividends on our common stock;
- Limitations on the disposition of assets;
- Prohibiting liens (other than in favor of the bank) to exist on any of our properties;
- Limitations on investments, mergers, forming subsidiaries, affiliate transactions, changes in accounting methods, rental and lease payments and derivative transactions;
- Limitations on the purchase, redemption or retirement of stock; and
- Limitations on hedging activities.

As of December 31, 2002 the Company was in compliance with all covenants.

Scheduled maturities of long-term debt at December 31, 2002, based on the New Revolving Facility entered into July 19, 2002, are as follows:

2003	$ 4,145,833
2004	9,950,000
2005	9,950,000
2006	9,950,000
2007	9,950,000
2008	5,804,167
	$ 49,750,000

(4) Stock Options, Warrants and Rights

At the election of the board of directors, the Company awards both incentive stock options and nonqualified stock options to selected key employees and officers. The options are awarded at an exercise price based on the closing price of the Company's common stock on the date of grant, a two-year and four-year vesting schedule and a ten-year exercise period. As of December 31, 2002, options expire beginning in the current year and extending through 2012. Exercise of the nonqualified stock options resulted in a deferred tax benefit of $5,865 and $26,122 for the year ended December 31, 2002 and 2001, respectively.

Under FAS 123, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002 and 2001. No options were granted in 2001.

	2002	2001
Risk-free interest rate	2.5 %	4.49 %
Expected life	8 years	8 years
Expected volatility	45.2 %	56.0 %

A summary of the Company's employee stock options as of December 31, 2002, 2001 and 2000, and changes during the years ended on those dates is presented below:

	Year Ended December 31, 2002		Year Ended December 31, 2001		Year Ended December 31, 2000	
	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price
Stock options:						
Outstanding at beginning of year	2,103,750	$ 3.74	1,951,750	$3.13	1,951,750	$ 3.13
Options granted	345,000	2.54	700,000	4.87	-	-
Options exercised	(25,000)	(1.82)	(325,500)	(1.03)	-	-
Options expired	(85,000)	(1.75)	(222,500)	3.80	-	-
Outstanding at end of year	2,338,750	$ 2.71	2,103,750	$ 3.74	1,951,750	$ 3.13
Exercisable at end of year	1,656,250	$ 2.82	1,451,250	$3.54	1,689,250	$ 3.26
Weighted average fair value of options granted during the year	$ 1.66		$ 3.18		$ -	

The following table summarizes information about the Company's employee stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
$1.81 - $3.94	1,250,000	6 years	$2.85	917,500	$2.99
$4.09 - $5.50	1,088,750	7 years	$4.83	738,750	$6.06
	2,338,750			1,656,250	

Stock Warrants

In connection with a common stock offering in 1996, an underwriter received a five-year warrant to purchase 125,000 shares of common stock at an exercise price of $5.10 per share. These warrants expired unexercised in 2001.

The Company has outstanding at December 31, 2002 and 2001, 300,000, warrants which were issued as part of the Company's initial public offering in 1980. Each warrant allows the holder to buy one share of common stock for $6.00. The warrants are exercisable for a 30 day period commencing on the date a registration statement covering exercise is declared effective. The warrants contain antidilution provisions and in the event of liquidation, dissolution, or winding up of the Company, the holders are not entitled to participate in the assets of the Company.

The Company also has outstanding at December 31, 2002 and 2001; an additional 275,000 warrants issued as partial payment for services rendered for financial and investment advice. The warrants have an exercise price equal to the average of the last bid and last asked price of the Company's common stock on the effective date of the issuance of the warrants and have a term of five years from date of issuance and a vesting period of one year. The expense related to these warrants in the amount of $99,000 was recorded in other expenses in 2001 and is based on the estimated fair value on the date of grant using the Black-Scholes option pricing model.

Stock Rights

On October 5, 2000, the board of directors declared a dividend of one Right for each outstanding share of the Company's common stock, $0.01 par value, distributable to stockholders of record at the close of business on October 16, 2000. If a public announcement that a person has acquired 15% or more of the Company's common stock or a tender offer or exchange offer is made for 15% or more of the common stock, each Right will entitle the holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $0.10 per share, at an exercise price of $26.00 per one one-thousandth of a share, subject to adjustment.

Initially, the Rights attach to all common stock certificates representing shares then outstanding, and no separate rights certificates will be distributed. The Rights separate from the common stock upon the earlier of (1) ten business days following a public announcement that a person or group of affiliated or associated persons has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock or (2) ten business days (or such later date as the board of directors shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of common stock. The date the Rights separate is referred to as the "distribution date".

Under certain circumstances the rights entitle the holders to buy the Company's stock at a 50% discount. In the event that (1) the Company is the surviving corporation in a merger or other business combination with an entity that owns 15% or more of the Company's outstanding stock; (2) any person shall acquire beneficial ownership of 15% of the Company's outstanding stock; or (3) there is any type of recapitalization of the Company that results in an increase by more than 1% the proportionate share of equity securities of the Company owned by a person who owns 15% or more of the Company's outstanding stock, each right holder will have the option to buy for the purchase price common stock of the Company having a value equal to two times the purchase price of the Right.

Under certain circumstances the Rights entitle the holders to buy shares of the acquirer's common stock at a 50% discount. In the event that, at any time after a person has acquired 15% or more of the Company's common stock, (1) the Company enters into a merger or other business combination transaction in which the Company is not the surviving corporation; (2) the Company is the surviving corporation in a transaction in which all or part of the common stock is exchanged for cash, property or securities of any other person; or (3) more than 50% of the assets, cash flow or earning power of the Company is sold, each right holder will have the option to buy for the purchase price stock of the acquiring company having a value equal to two times the purchase price of the right.

The Rights are not exercisable until the distribution date and will expire at the close of business on October 5, 2010, unless earlier redeemed by the Company for $0.001 per right.

(5) Income Taxes

Federal income tax expense (benefit) differs from the amount computed at the Federal statutory rate as follows:

	Year Ended December 31,		
	2002	2001	2000
Income tax expense (benefit) at statutory rate	$ 9,650,727	$(3,678,502)	$ 2,076,492
Change in valuation allowance for deferred tax assets	-	(2,062,954)	(2,185,526)
Adjustment to deferred tax liability for changes in estimates	-	-	669,533
Statutory depletion	(359,792)	(389,235)	(445,941)
State tax, net of federal benefit	369,776	-	-
Nondeductible expenses and other	22,331	19,143	15,442
Income tax expense (benefit)	$ 9,683,042	$(6,111,548)	$ 130,000

Income tax expense is deferred, with the exception of $130,000 in 2000 related to alternative minimum tax ("AMT").

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

	2002	2001
Noncurrent		
Deferred tax assets:		
Net operating loss carryforwards state and federal	$ 4,264,427	$ 6,370,720
Statutory depletion carryforwards	1,418,318	2,025,166
Alternative minimum tax credit carryforward	118,074	118,074
Suspended loss carryforward in First Permian, L.P.	-	2,893,244
Equity investment in First Permian, L.P.	58,722	-
Allowance for accounts receivable	4,723	-
Charitable contribution carryforward	164	7,713
Other	162,511	-
Total deferred tax assets	6,026,939	11,414,917
Deferred tax liabilities:		
Equity investment in First Permian, L.P.	-	(3,054,324)
Property and equipment, principally due to differences in basis, expensing of intangible drilling costs for tax purposes and depletion	(9,654,902)	(2,222,923)
Total deferred tax liabilities	(9,654,902)	(5,277,247)
Net noncurrent deferred income tax (liability) asset	$ (3,627,963)	$ 6,137,670

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. This was due to the historical volatility in crude oil and gas prices, the uncertainty of future commodity prices, and the Company's history of generating net losses. Management was unable to conclude that it is more likely than not that the Company will be able to utilize all the available carryforwards prior to their ultimate expiration. In 2001 the valuation allowance was reversed as the Company was able to utilize the available carryforwards due to the sale of the assets of First Permian. (See Note 16, page 41.)

As of December 31, 2002, the Company had net operating loss carryforwards for regular tax purposes available to reduce future taxable income and tax liability, respectively. These carryforwards expire as follows:

	Net Operating Loss	Alternative Minimum Tax Net Operating Loss
2018	$ 1,756,028	$ 2,570,081
2019	5,250,285	4,882,783
2021	4,575,439	4,497,542
	$ 11,581,752	$ 11,950,406

As of December 31, 2002, the Company had approximately $118,074 of minimum tax credit available indefinitely.

(6) Major Customers

The following purchasers accounted for 10% or more of the Company's oil and gas sales for the years ended December 31:

	2002	2001	2000
Purchaser A	10%	25%	-
Purchaser B	3%	6%	6%
Purchaser C	31%	38%	22%
Purchaser D	16%	23%	16%

(7) Employee Pension Plan

Effective September 1, 1988, the Company established a simplified employee pension plan covering all salaried employees of the Company. The employees voluntarily contribute a portion of their eligible compensation, not to exceed $7,000, adjusted for inflation beginning in 1988, to the plan. The Company's contribution, including the employee's contribution, cannot exceed $40,000. During 2002, 2001 and 2000, the Company contributed an aggregate of $56,467, $39,760, and $36,077, respectively, of which $11,113, $11,724 and $9,750, respectively, was on behalf of a Director of the Company. The Company has no obligation to make contributions to the plan.

(8) Statements of Cash Flows

No Federal income taxes were paid in 2002, 2001 and 2000, as a result of net operating losses or loss carryforwards.

The Company made interest payments of $601,322, $802,017 and $1,340,360 in 2002, 2001 and 2000, respectively.

At December 31, 2002 and 2001, there were $301,591 and $2,366,795, respectively, of property additions accrued in accounts payable.

(9) Derivative Instruments

Our derivative instruments are recorded in the balance sheet as either an asset or liability measured at its fair market value. We use mark-to-market accounting for our hedge contracts and changes in a derivatives fair value are recognized in earnings. As of December 3, 2002, the Company entered into a 33-month NYMEX Oil Swap contract. The Company uses these contracts to mitigate the volatility of commodity prices. The following table sets forth the volumes and hedge prices of the contracts:

Period of Time	Barrels of Oil	NYMEX Prices
April 2003 thru December 2003	275,000	$ 24.58
January thru December 2004	329,000	$ 23.19
January thru December 2005	292,000	$ 22.77
January 1, 2006 thru December 20, 2006	265,500	$ 23.04

(10) Equity Transactions

Preferred Stock

On April 8, 1998, the Company completed a private placement of 600,000 shares of its $0.60 Cumulative Convertible Preferred Stock, $0.10 par value per share (Old Preferred Stock). Cumulative dividends of $0.60 per share were payable semi-annually on June 15 and December 15 of each year. Each share of Old Preferred Stock was convertible at the option of the holder, into 1.5625 shares of common stock at an initial conversion price of $6.40 per share, subject to adjustment in certain events. Proceeds received, net of related expenses, were approximately $5,919,000. The net proceeds from the sale of Old Preferred Stock were used to reduce the indebtedness outstanding under the Company's loan agreement.

On October 16, 1998, the Company exchanged 600,000 shares of its $0.60 Cumulative Convertible Preferred Stock (Old Preferred Stock), issued in a private placement transaction dated April 8, 1998, for 600,000 shares of its 6% Convertible Preferred Stock, $0.10 par value per share (Preferred Stock). Each share of Preferred Stock may be converted, at the option of the holder, into 2.8571 shares of common stock at an initial conversion price of $3.50 per share, subject to adjustment in certain events. The Company may redeem the Preferred Stock, in whole or part, after October 20, 1999, for $10 per share plus accrued dividends.

On October 30, 1998, the Company completed a private placement of 374,500 shares of its 6% Convertible Preferred Stock, $0.10 par value per share (Preferred Stock). Each share of Preferred Stock may be converted, at the option of the holder, into 2.8571 shares of common stock at an initial conversion price of $3.50 per share, subject to adjustment in certain events. The Company may redeem the Preferred Stock, in whole or part, after October 20, 1999, for $10 per share plus accrued dividends. Proceeds received, net of expenses, were approximately $3,709,000. The net proceeds from the sale of the Preferred Stock were used to reduce the indebtedness under the Company's loan agreement.

Cumulative dividends of $0.60 are payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 1998.

On October 5, 2000, the Company authorized 50,000 shares of $0.10 par Series A Preferred Stock. These shares will be issued upon the exercise of the Company's Preferred Stock Purchase Rights. Subject to the rights of the holders of any series of preferred stock ranking prior and superior to the Series A preferred stock with respect to dividends, the holders of shares of the Series A Preferred Stock shall be entitled to receive, when, and if declared by the board of directors, quarterly dividends payable in cash on the first day of July, October, January and April, in each year beginning in 2001, commencing on the first quarterly dividend payment Date after the first issuance of a fraction of a share of Series A Preferred Stock. Each share of Series A Preferred Stock shall entitle the holder to one one-thousandth of a vote on all matters submitted to a vote of the stockholders of the Company.

(11) Related Party Transactions

Certain Directors and their companies own interests in certain wells operated by the Company. During 2002 and 2001, the Company charged $34,485 and $264,470, respectively, for lease operating expenses and drilling costs and paid $69,019 and $175,991, respectively, in oil and gas revenues to these related parties related to these wells.

An entity in which the Chief Executive Officer and Chairman of the Board is the owner acted as the Company's agent in performing the routine day to day operations of certain wells. In 2002 and 2001, the Company was billed $85,131 and $115,493, respectively, for the Company's pro rata share of lease operating and drilling expenses and received $186,833 and $319,308 in 2002 and 2001, respectively, in oil and gas revenues related to these wells.

During 2001, the Company received from First Permian, L.P. reimbursement of general and administrative expenses of $23,647, with the reimbursement netted against the costs incurred to provide those services.

The Company received management fees of $0 and $68,750 from First Permian, L.P., in 2002 and 2001, respectively. These fees are not related to oil and gas exploration and development activities, but are reimbursement of general and administrative expenses and are properly recorded in other income.

A certain Director of the Company also serves as director of an entity which owns 110,000 shares of preferred stock of the Company. In addition, a Foundation, where this same Director is the Chairman of the Board of Directors of the Foundation, and a Trust, where this same Director is trustee, owns a total of 55,000 shares each of preferred stock of the Company. All of the shares of preferred stock of the Company were purchased at a price of $10 per share on the same terms as all other unaffiliated purchasers.

In 2001, a certain Director of the Company acquired an interest in a portion of the warrants awarded to the Company's investment advisor (see Note 4, page 31) as the director acted as a consultant for the investment advisor. The fair value of the warrants was estimated to be $33,000 using the Black-Scholes Option Pricing model.

(12) Oil and Gas Expenditures

The following table reflects capitalized costs related to the oil and gas properties as of December 31:

	2002	2001
Proved properties	$ 144,786,580	$ 76,248,443
Unproved properties, not subject to depletion	1,892,923	8,883,902
	146,679,503	85,132,345
Accumulated depletion	(61,613,647)	(55,552,876)
	$ 85,065,856	$ 29,579,469

Certain directly identifiable internal costs of property acquisition, exploration, and development activities are capitalized. Such costs capitalized in 2002, 2001 and 2000 totaled $1,335,167, $782,450 and $624,007, respectively.

Depletion per equivalent unit of production (BOE) was $10.52, $9.13 and $8.18 for 2002, 2001 and 2000, respectively.

The following table reflects costs incurred in oil and gas property acquisition, exploration, and development activities for each of the years in the three year period ended December 31:

	2002	2001	2000
Transfers (to)/from assets held for sale	$ -	$ -	$ 2,127,734
Proved property acquisition costs	48,043,656	26,970	23,291
Unproved property acquisition costs	2,295,224	3,420,455	3,371,898
Exploration	1,291,054	6,820,480	2,163,124
Development	9,307,659	1,202,889	1,087,424
	$ 60,937,593	$ 11,470,794	$ 8,773,471

(13) Impairment of Oil and Gas Properties

As a result of a ceiling test calculation, which limits capitalized costs, net of related deferred tax liability, to the aggregate of the estimated present value, discounted at 10% of future net revenues from proved reserves plus lower of cost or fair market value of unproved properties, the Company recognized an impairment of approximately $16,820,000 in 2001. There was no impairment recorded for 2000 and 2002.

(14) Earnings per Share

In accordance with the provisions of FAS 128, the following table provides a reconciliation between basic and diluted earnings per share for the year ended December 31:

	2002	2001	2000
Basic EPS Computation:			
Numerator -			
Net income (loss)	$ 18,701,448	$ (4,707,575)	$ 5,977,328
Preferred stock dividend	(584,700)	(584,700)	(584,700)
Net income (loss) available to common stockholders	$ 18,116,748	$ (5,292,275)	$ 5,392,628
Denominator -			
Weighted average common shares outstanding	20,679,658	20,457,697	20,331,858
Basic net earnings (loss) per share	$ 0.88	$ (0.26)	$ 0.26
Diluted EPS Computation:			
Numerator -			
Net income (loss)	$ 18,701,448	$ (4,707,575)	$ 5,977,328
Preferred stock dividend	-	(584,700)	-
Net income (loss) available to common stockholders	$ 18,701,448	$ (5,292,275)	$ 5,977,328
Denominator -			
Weighted average common shares for basic earnings (loss) per share	20,679,658	20,457,697	20,331,858
Effect of dilutive securities:			
Employee stock options	84,627	-	348,787
Warrants	-	-	603
Preferred stock	2,784,244	-	2,784,244
Weighted average common shares for diluted earnings (loss) per share assuming conversions	23,548,529	20,457,697	23,465,492
Diluted net earnings (loss) per share	$ 0.79	$ (0.26)	$ 0.25

Stock options to purchase shares of common stock and convertible preferred stock were outstanding during 2002, 2001 and 2000 but were not included in the computation of diluted net earnings (loss) per share because either (i) the employee stock options' exercise price was greater than the average market price of common stock of the Company, (ii) the effect of the assumed conversion of the Company's preferred stock to common stock would be antidilutive, or (iii) the Company had a net loss from continuing operations and, therefore, the effect would be antidilutive.

(15) Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued Statement No. 143 *Accounting for Asset Retirement Obligations* which establishes requirements for the accounting of removal-type costs associated with asset retirements. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged.

The Company used an expected cash flow approach to estimate its asset retirement obligation under SFAS No. 143. Upon adoption on January 1, 2003, the Company recorded a retirement obligation of $1,322,636, an increase in property cost of $835,291, a reduction of accumulated depreciation, depletion and amortization of $394,230 and a cumulative effect of accounting change loss, net of tax, of $61,456. As a result of adoption of SFAS No. 143, the Company estimated that in 2003 accretion of discount expense will be approximately $140,502, and depreciation, depletion and amortization expense will decrease approximately $184,858.

In April 2002, the FASB issued Statement No. 145, *Rescission of FASB No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* Most significantly, this Statement eliminates the requirement under Statement 4 to aggregate all gains and losses from extinguishment of debt, and if material, be classified as an extraordinary item. As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they met the criteria in Opinion 30. Applying the provisions of Opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. There is no current impact to the Company as there has been no early extinguishment of debt which meets the criteria for an extraordinary item.

In July 2002, the FASB issued Statement No., 146, *Accounting for Costs Associated with Exit or Disposal Activities.* The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Statement 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company expects no impact to its financial statements as it does not anticipate exiting or disposing of any of its activities.

SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure,* which amends SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The statement also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The statement is required to be adopted for fiscal years ending after December 15, 2002.

The Company accounts for stock-based compensation in accordance with APB Opinion No. 25 and does not currently plan to expense stock option awards pursuant to SFAS 123. The Company early implemented the disclosure requirements of SFAS No. 145. See Notes 1 and 4 to Consolidated Financial Statements.

FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* FIN No. 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees. Initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. FIN No. 45 also requires disclosures about guarantees in financial statements for interim or annual periods ending after December 15, 2002.

FIN No. 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51.* FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without financial support from other parties. The Company does not expect the adoption of FIN No. 46 to have a material impact on our consolidated financial statements.

(16) Equity Investment

At December 31, 2000, the Company has recorded a loss of $500,576 in its investment of First Permian, L.P. to the extent that the Company had guaranteed $10,000,000 of the debt of First Permian. Effective October 25, 2000, the Company was released from its guarantee and discontinued the equity method of accounting for its share of losses in First Permian.

In 2002 the Company resumed the equity method of accounting as their portion of First Permian's net income exceeded the losses not recognized during the period the equity method was suspended. In 2002 the Company recorded equity in loss of $416,221.

On March 7, 2002, First Permian entered into an Agreement of Sale and Purchase with Energen Resources Corporation, a wholly owned subsidiary of Energen Corporation (Energen), to sell all of First Permian's oil and gas properties for $120 million in cash and 3,043,479 shares in Energen stock approximating $70 million in value. Energen is a publicly traded company listed on the NYSE. The transaction closed on April 8, 2002. As a 30.675% interest owner in First Permian, the Company received its pro rata share of the net proceeds, $5.5 million in cash and 933,589 shares of Energen common stock. All shares of Energen stock were sold prior to December 31, 2002 for $24.9 million; resulting in the total proceeds from the sale of First Permian in the amount of $30.4 million.

(17) Commitments and Contingencies

At December 31, 2002, the Company was party to one legal action arising incidental to its business. It is management's opinion that the ultimate outcome of these legal actions will not have a material adverse effect on the Company's operations or financial position. The Company is not aware of any other threatened litigation. The Company has not been a party to any bankruptcy, receivership, reorganization, adjustments or similar proceeding.

(18) Fullerton Acquisition

On December 20, 2002 we purchased through our subsidiary, Parallel L.P., 95% of the interest owned by non-affiliated sellers in producing oil and gas properties located in the Fullerton Field of Andrews County, Texas in the Permian Basin of West Texas. The total purchase price for our interest in the Fullerton properties was $46,075,000.

The following table presents pro forma operating results as if the purchase was effective on January 1, 2002.

	As of December 31, 2002		
	Parallel	Pro Forma Fullerton Properties	Pro Forma Combined
Revenue	$ 12,106,568	$ 10,130,224	$ 22,236,792
Operating income	$ 856,110	$ 6,436,430	$ 7,292,540
Net income available to common stockholders	$ 18,116,748	$ 4,248,044	$ 22,364,792
Net income per common share:			
Basic	$ 0.88	$ 0.21	$ 1.09
Diluted	$ 0.79	$ 0.18	$ 0.97

The pro forma results have been prepared for comparative purposes only. They do not purport to present actual results that would have been achieved or to be indicative of future results.

(19) Supplemental Oil and Gas Reserve Data (Unaudited)

The estimates of the Company's proved oil and gas reserves, which are all located in the United States, are prepared by independent petroleum engineers. Reserves were estimated in accordance with guidelines established by the U.S. Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements. The Company has presented the reserve estimates utilizing an oil price of $29.21, $18.98 and $25.09 per Bbl and a gas price of $4.40, $2.72 and $10.18 per Mcf as of December 31, 2002, 2001 and 2000, respectively. Information for oil is presented in barrels (Bbl) and for gas in thousands of cubic feet (Mcf).

Purchase of Fullerton Properties

On December 20, 2002, we purchased, through our subsidiary, Parallel L.P., 95% of the interest owned by nonaffiliated sellers in producing oil and gas properties located in the Fullerton Field of Andrews County, Texas in the Permian Basin of West Texas. The total purchase price for our interest in the Fullerton properties was $46,075,000. Proved reserves from the Fullerton properties are estimated to be 9,441,000 BOE at December 31, 2002. The properties have an estimated reserve life of 45 years.

A summary of changes in reserve balances is presented below (in thousands):

	Total Proved		Proved Developed	
	Bbl	Mcf	Bbl	Mcf
Reserves as of December 31, 2000	974	15,686	572	11,576
Sales of reserves in place	(1)	-	(1)	-
Extensions and discoveries	78	1,737	78	1,737
Revisions of previous estimates	4	(210)	(20)	(473)
Production	(139)	(3,266)	(139)	(3,266)
Reserves as of December 31, 2001	916	13,947	490	9,574
Purchase of reserves in place	9,119	1,931	7,513	1,609
Sales of reserves in place	-	-	-	-
Extensions and discoveries	323	2,048	323	2,048
Revisions of previous estimates	43	376	67	640
Production	(130)	(2,669)	(130)	(2,669)
Reserves as of December 31, 2002	10,271	15,633	8,263	11,202

The following is a standardized measure of the discounted net future cash flows and changes applicable to proved oil and gas reserves required by SFAS No. 69. The future cash flows are based on estimated oil and gas reserves utilizing prices and costs in effect as of year end, discounted at 10% per year and assuming continuation of existing economic conditions.

During 2002, the average sales price received by the Company for its oil was approximately $24.59 per Bbl, as compared to $24.80 in 2001, while the average sales price for the Company's gas was approximately $3.33 per Mcf in 2002, as compared to $4.41 per Mcf in 2001.

The standardized measure of discounted future net cash flows, in management's opinion, should be examined with caution. The basis for this table is the reserve studies prepared by independent petroleum consultants, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Therefore, the standardized measure of discounted future net cash flow is not necessarily a "best estimate" of the fair value of the Company's proved oil and gas properties.

Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Oil and Gas Reserves
(In Thousands)

	December 31,		
	2002	2001	2000
Future cash flows	$ 368,835	$ 47,648	$ 184,045
Future costs:			
Production	(103,924)	(17,353)	(35,550)
Development	(9,440)	(4,874)	(4,228)
Future net cash flows before income taxes	255,471	25,421	144,267
Future income taxes	(58,622)	(34)	(24,321)
Future net cash flows	196,850	25,387	119,946
10% annual discount for estimated timing of cash flows	(97,233)	(8,312)	(38,658)
Standardized measure of discounted net cash flows	$ 99,616	$ 17,075	$ 81,288

Changes in Standardized Measure of Discounted Future Net Cash Flows From Proved Reserves
(In Thousands)

	December 31,		
	2002	2001	2000
Increase (decrease):			
Sales of minerals in place	$ -	$ (4)	$ (136)
Purchases of minerals in place	85,075	-	-
Extensions and discoveries and improved recovery, net of future production and development costs	10,790	3,831	8,398
Accretion of discount	1,707	9,095	2,550
Net change in sales prices net of production costs	16,619	(68,367)	66,306
Changes in estimated future development costs	(512)	5	204
Revisions of quantity estimates	1,218	(172)	4,496
Net change in income taxes	(23,318)	9,662	(9,662)
Sales, net of production costs	(9,170)	(13,919)	(14,035)
Changes of production rates (timing) and other	132	(4,344)	(2,332)
Net increase (decrease)	82,541	(64,213)	55,789
Standardized measure of discounted future net cash flows:			
Beginning of year	17,075	81,288	25,499
End of year	$ 99,616	$ 17,075	$ 81,288

(20) Selected Quarterly Financial Results (Unaudited)

	Quarter			
	First	Second	Third	Fourth
	(000's, except per share data)			
2002				
Oil and gas revenues	$ 1,971	$ 2,809	$ 2,710	$ 4,616
Total costs and expenses	2,254	4,029	2,319	4,030
Net income	(769)	19,662	(398)	268
Net income per common share	$ (0.04)	$ 0.94	$ (0.03)	$ 0.02
Net income per common share – – assuming dilution	$ (0.04)	$ 0.84	$ (0.03)	$ 0.01

2002 results include a gain of $31,082,041 in the second quarter related to the First Permian sale of assets.

	First	Second	Third	Fourth
2001				
Oil and gas revenues	$ 7,288	$ 4,791	$ 3,811	$ 1,949
Total costs and expenses	3,095	2,969	4,925	17,416
Net income	4,636	1,215	(491)	(10,067)
Net income per common share	$ .219	$ .052	$ .030	$ (.50)
Net income per common share – assuming dilution	$ .196	$ .051	$ .030	$ (.50)

2001 results include noncash charges of $2,177,128 and $14,642,685 during the third and fourth quarters, respectively related to the impairment of oil and gas properties. (See Note 13)

	First	Second	Third	Fourth
2000				
Oil and gas revenues	$ 2,775	$ 3,197	$ 4,163	$ 7,000
Total costs and expenses	1,875	2,098	2,220	3,337
Net income	194	695	1,699	3,389
Net income per common share	$ .001	$ .027	$ .076	$ .16
Net income per common share – assuming dilution	$ .001	$ .027	$ .072	$ .14



Accounting

Becky Burrell
Diane DePrang
Steve Foster
Not Pictured
Donna Blake
Tom Hanna
Sherry Tisdale



Engineering & Geology

Eric Bayley
Brian McCurry
Mike Moylett
Cynthia Williams
Don Tiffin
Debbie Tuffly
Jerry Nevans
Kerry Meise
Not Pictured
Bobby Kuhl



Land

John Rutherford
Rita Ramirez



Investor Relations

Cindy Thomason
Charlotte Cooke



Board of Directors

Seated, left to right:
Charles R. Pannill, Thomas R. Cambridge *(Chairman)*, Larry C. Oldham

Standing, left to right:
Jeffrey G. Shrader, Martin B. Oring, Dewayne E. Chitwood



Officers

Seated, left to right:
Larry C. Oldham *(President)*, Thomas R. Cambridge *(Chief Executive Officer)*, Thomas W. Ortloff *(Corporate Secretary)*

Standing, left to right:
Eric A. Bayley *(Vice President of Engineering and Production)*, John S. Rutherford *(Vice President of Land and Administration)*, Steven D. Foster *(Chief Financial Officer)*, Donald E. Tiffin *(Vice President of Business Development)*

CORPORATE INFORMATION

Stock Price Data (per share)

	Quarter	High	Low
2001	First	$ 4.93	$ 3.50
	Second	$ 5.57	$ 4.20
	Third	$ 4.18	$ 2.95
	Fourth	$ 4.20	$ 2.77
2002	**First**	**$ 4.38**	**$ 3.08**
	Second	**$ 3.41**	**$ 2.60**
	Third	**$ 2.95**	**$ 2.15**
	Fourth	**$ 2.91**	**$ 2.03**

Board of Directors

Thomas R. Cambridge, Chairman of the Board
President, Cambridge Production, Inc.

Larry C. Oldham
President, Parallel Petroleum Corporation

Dewayne E. Chitwood
President, Wes-Tex Holdings, LLC

Martin B. Oring
President, Wealth Preservation, LLC

Charles R. Pannill
Oil and Gas Consultant

Jeffrey G. Shrader
Attorney, Sprouse, Smith & Rowley, P.C.

Officers

Thomas R. Cambridge
Chief Executive Officer

Larry C. Oldham
President

Eric A. Bayley
Vice President of Engineering and Production

John S. Rutherford
Vice President of Land and Administration

Donald E. Tiffin
Vice President of Business Development

Steven D. Foster
Chief Financial Officer

INVESTOR INFORMATION

Corporate Headquarters

1004 N. Big Spring Street, Suite 400
Midland, Texas 79701
(432) 684-3727
Fax: (432) 684-3905
Email: parallel@parallel-petro.com
http://www.parallel-petro.com

Independent Auditors

KPMG LLP
Midland, Texas

Legal Counsel

Lynch, Chappell & Alsup
Midland, Texas

Stock Transfer Agent and Shareholder Assistance

Communication concerning the transfer of shares, lost certificates, duplicate mailings or change of address notifications should be directed to the transfer agent.

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, Colorado 80401
(303) 262-0600

Annual Meeting

Our annual stockholders' meeting will be held at 10:00 a.m. Central time on Thursday, June 19, 2003, at the Petroleum Club of Midland, 501 West Wall Street, Midland, Texas.

Common Stock

Parallel Petroleum's common stock is traded on the Nasdaq National Market System (symbol: PLLL). As of March 14, 2003, there were approximately 1,926 stockholders of record. We have not paid, and do not intend to pay in the foreseeable future, cash dividends on our common stock.

Additional Information

A copy of Parallel's Form 10-K and other publications, including an interactive version of this Annual Report, are available at our website, http://www.parallel-petro.com.

If you would like additional information regarding the Company or to be added to our email, fax or mailing lists, please contact:

Cindy Thomason
Manager of Investor Relations
(432) 684-3727 ext. 3027
Email: cindyt@parallel-petro.com


PARALLEL
PETROLEUM CORPORATION

1004 N. Big Spring Street, Suite 400 Midland, TX 79701 (432) 684-3727 NASDAQ: PLLL